02028957

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong & China Gas Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 1543 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/1/02

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

The Hong Kong and China Gas Company Limited

ARS
12-31-01

02 APR 30



Annual Report 2001

Towngas Network

Towngas is committed to providing safe and clean fuel to the people of Hong Kong. With continuous investment in our gas supply network, we have extended our pipelines to 2,994 km, covering 85 per cent of Hong Kong's households. Today, we proudly serve 1.4 million customers.


Sheung Shui
Fanling
New Territories
TAI PO PLANT
Tin Shui Wai
Au Tau
Yuen Long
Tuen Mun
Science Park
Ma On Shan
Sai Kung
Chuen Lung
Tai Lam Kok
Tsuen Wan
Sha Tin
Tsing Yi
MTK PLANT
Kwun Tong
Ta Pang Po
Chek Lap Kok
Tseung Kwan O
Kowloon
Tai Ho
Tung Chung
Hong Kong Island
Lantau Island
Cyberport
Wong Nai Chung
Chai Wan
Stanley

Existing areas of supply
Planned new areas of supply

Planned high pressure or intermediate pressure pipelines

Completed high pressure pipelines

Completed intermediate pressure pipelines

Contents

A Chinese translation of the Annual Report is available from the Company's Registrars on request. 本年報中文譯本，於本公司之股份登記處備索。

A Brighter Flame,
A Broader Vision

In 2001, our watchword was *'bright'*, our lynchpin was *'vision'* and our goal was *'making change happen'*. Here at Towngas, we have looked to the past, considered the present and imagined the future. Simply put, we have sought to build on our successes, and deliver for long-term growth from a point of strong shareholder value and rising customer confidence.

In the last year, the energetic creativity of our workforce brought forth innovative products such as the world's first 2-in-1 washer/gas dryer, and the emergence of a brand personality – TGC – that is pure Towngas. But we were also mindful of our eco-friendly commitment to Hong Kong's green fuel policies. To this end, we not only expanded our groundbreaking liquefied petroleum gas (LPG) vehicle refilling business, but also sustained a competitive advantage by capturing 50 per cent of the market.

Faith in our Company is also dependent on the best possible returns for investors. So we were gratified that our share repurchases last August not only boosted shareholder value, but also created the means for a more efficient capital structure. Managing our future effectively however, also means managing the needs of an upcoming generation of consumers. Their expectations, ever challenging, pioneered a lifestyle shopping concept in 2001 – Towngas Avenue – and in so doing changed the face of our customer centres.

Our business growth strategy also saw persistent expansion within mainland China during 2001. Our city gas frontier extended beyond Guangdong to reach Jiangsu and Shandong provinces, and we expect this thrust to continue as China's World Trade Organisation (WTO) entry shifts from rhetoric into reality. In addition, with our expertise in exploiting natural gas to reduce air pollution, the Company is in a good position to leverage growing concerns for environmental greening, pivotal to the West-to-East pipeline project and Beijing's winning the right to host the 2008 Olympic Games.

While it is true that the recession in the United States and the subsequent fallout occasionally caused the Towngas flame to flicker in the wind during 2001, as we enter the new year, that flame is once more glowing bright and strong. By broadening our vision, we have grown our results, driven by a triumvirate catalyst of talented employees, robust infrastructure, and a wealth of experience. And by making change happen, we have fundamentally positioned ourselves as a leading edge company for gas provision in Asia.

The Year's Highlights

	2001	2000	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,407,408**	1,329,161	+6
Number of Customers per km of Mains	**490**	474	+3
Installed Capacity, thousand m^3 per hour	**458**	458	–
Peak Hourly Demand, thousand m^3	**424**	434	-2
Town gas Sales, million MJ	**26,564**	26,057	+2
Number of Employees as at 31st December	**1,956**	1,998	-2
Number of Customers per Employee	**720**	665	+8
Financial			
Turnover, HK million dollars	**6,857**	6,651	+3
Profit Attributable to Shareholders, HK million dollars	**3,183**	3,131	+2
Dividends, HK million dollars	**1,831**	1,798	+2
Shareholders			
Issued Shares, million of shares	**5,204**	5,138	+1
Shareholders' Funds, HK million dollars	**17,417**	20,293	-14
Earnings per Share, HK cents	**58.0**	55.2*	+5
Dividends per Share, HK cents	**35.0**	31.8*	+10
Shareholders' Funds, HK dollars per share	**3.35**	3.59*	-7
Shareholders as at 31st December	**13,047**	13,686	-5

* Adjusted for bonus issue in 2001

FIVE-YEAR SUMMARY

Town gas Sales
Company (million MJ)


30,000
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01
Industrial
Commercial
Residential

Number of Customers per Employee *Company*


800
700
600
500
400
300
200
100
0
97
98
99
00
01

Profit Attributable to Shareholders
(HK$ million)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Dividends
(HK$ million)


2,100
1,800
1,500
1,200
900
600
300
0
97
98
99
00
01

HIGHLIGHTS OF THE YEAR



April

Kick-off for Corporate Afforestation Scheme

Towngas' environmental efforts start from the top and filter down through all levels of employees.


苏州工业园区港华燃气有限公司

June

New Gas Project in Suzhou, Jiangsu Province

The joint venture in Suzhou Industrial Park is our first strategic city gas project outside Guangdong Province.

August

Repurchase of Shares

Our shares repurchases last August boosted shareholder value while creating the means for a more efficient capital structure.

November and December

Commissioning of ECO Stations

New ECO Stations were opened for business in Mei Foo and Tuen Mun in November and December respectively, in line with the Government's policy in encouraging the switch to a greener commercial motor fuel.



December

Kick-off for Towngas Appliance Donation Programme

In keeping with its concern for the elderly, Towngas donated hotplates along with free installation services for 1,000 needy seniors.

The Opening of Towngas Avenue

An innovative lifestyle shopping concept to meet the needs and expectations of the modern generation of customers.


towngasavenue



July to December
The Best of The Best Culinary Awards
Co-organised by Towngas and the Hong Kong Tourism Board, this competition promoted Hong Kong's unique cuisine cooked with gas to local residents and foreign visitors.

September
Launch of the 2-in-1 Washer/Gas Dryer
Successful launch of the world's first washer/gas dryer – an innovative product developed in-house, aimed at enhancing gas demand.

Formation of the Qingdao-Jimo City Joint Venture
This joint venture signifies a crucial first step in establishing a strong foothold in Shandong Province, which promises a great potential gas market.



September
Mooncakes for the Elderly
Towngas volunteers made special mooncakes which were donated to the elderly during the Mid Autumn Festival.


THE PERFORMANCE 100 AWARDS 2001
CFO

October
CFO Asia Performance 100 Award
Towngas was ranked in the top 20 Asian listed companies by financial magazine CFO Asia, in recognition of our wealth creation for shareholders and the ability to enhance shareholders' value.

November
BEC Environmental Performance Award
Towngas was honoured to receive the Business Environment Council's Environmental Performance Award for 2001.

December
Top Ten in Review 200 Survey
Towngas was selected as one of the top ten companies in Hong Kong, in the Far Eastern Economic Review's annual survey on corporate leadership.


200
FAR EASTERN ECONOMIC
REVIEW
ASIA'S LEADING COMPANIES
DHL

Wastewi$e Scheme Gold Logo
Towngas gained a Gold Logo in the Government-sponsored Wastewi$e Scheme organised by the Environmental Protection Department.

December
Establishment of the Yixing Joint Venture
Formation of a city gas joint venture in Yixing, a city famous worldwide for its ceramics and a market with significant demand for gas.


宜兴港华燃气有限公司

West-to-East Gas Pipeline Project
The Group's strategic investments in midstream natural gas projects reached a major turning point with the consortium's signing of the interim agreement with PetroChina on the West-to-East gas pipeline project.

Board of Directors



From left to right

(Front row)

David Li Kwok Po

Lee Hon Chiu

Lee Shau Kee
Chairman

Liu Lit Man

(Back row)

James Kwan Yuk Choi

Alfred Chan Wing Kin

Colin Lam Ko Yin

Lee Ka Kit

Ronald Chan Tat Hung

Leung Hay Man

Lee Ka Shing

Biographical Details of Directors

Dr. Lee Shau Kee D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D. (Hon.)
Chairman & Non-executive Director
Aged 74. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 45 years. Dr. Lee is Chairman and Managing Director of Henderson Land Development Company Limited and Henderson Investment Limited, Chairman of Henderson Cyber Limited and Miramar Hotel and Investment Company, Limited, Vice Chairman of Sun Hung Kai Properties Limited and Director of Henderson China Holdings Limited, Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited. The relationship of Dr. Lee and the companies which have disclosable interests in the Company under the provisions of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") is stated in the notes on "Substantial Shareholders" on page 46 of this Annual Report. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Directors of the Company.

Mr. Liu Lit Man G.B.S., J.P., F.I.B.A.
Independent Non-executive Director
Aged 72. Mr. Liu was appointed to the Board of Directors of the Company in 1975. He is Chairman and Managing Director of Liu Chong Hing Bank Limited, Chairman of both Liu Chong Hing Investment Limited and Liu Chong Hing Insurance Company Limited and Director of Asia Commercial Bank Limited and COSCO Pacific Limited. Mr. Liu was Director of Tung Wah Group of Hospitals, President of the Hong Kong Chiu Chow Chamber of Commerce (now Permanent Honorary President) and founder and first Chairman of Teochew International Convention (now Permanent Honorary Chairman). He is Standing Committee Member of The Chinese General Chamber of Commerce, Hong Kong, Supervisor of Liu Po Shan Memorial College, Director of New Asia College of the Chinese University of Hong Kong, founding member of the Court of the Hong Kong Polytechnic University and the founder and Supervisor of Chiu Chow Association Secondary School.

Mr. Leung Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.
Non-executive Director
Aged 67. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Hong Kong Ferry (Holdings) Company Limited. Henderson Land Development and Henderson Investment have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders" on page 46 of this Annual Report for details).

Dr. Lee Hon Chiu G.B.S., D.B.A. (Hon.), LL.D. (Hon.)
Independent Non-executive Director
Aged 73. Dr. Lee was appointed to the Board of Directors of the Company in 1983. He is Director of Cathay Pacific Airways Limited, China Unicom Limited, Hang Seng Bank Limited and other companies. He is also Chairman of the Council of The Chinese University of Hong Kong. Dr. Lee has more than 45 years' experience in business and property investment in Hong Kong.

Mr. Colin Lam Ko Yin B.Sc., A.C.I.B., M.B.I.M., F.C.I.T.
Non-executive Director
Aged 50. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 28 years' experience in banking and property development. Mr. Lam is Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited ("Henderson Investment"), Chairman of Hong Kong Ferry (Holdings) Company Limited, Director of Henderson China Holdings Limited, Henderson Cyber Limited, Henderson Development Limited ("Henderson Development"), Miramar Hotel and Investment Company, Limited, Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer") and Disralei Investment Limited ("Disralei Investment"). Henderson Land Development, Henderson Investment, Henderson Development, Hopkins, Rimmer and Disralei Investment have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders" on page 46 of this Annual Report for details).

Dr. The Hon. David Li Kwok Po G.B.S., O.B.E., J.P., M.A., Hon. LL.D (Cantab), Hon. D.Soc.Sc., F.C.A., F.H.K.S.A., F.C.I.B., F.H.K.I.B., F.B.C.S., F.C.I.Arb.
Independent Non-executive Director
Aged 62. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is Chairman and Chief Executive of The Bank of East Asia, Limited, Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. Dr. Li is also Director of Pacific Century CyberWorks Limited, Henderson Cyber Limited, New World Infrastructure

Limited, San Miguel Brewery Hong Kong Limited, South China Morning Post (Holdings) Limited and The Hongkong and Shanghai Hotels, Limited. Dr. Li is currently Member of the Banking Advisory Committee, the Exchange Fund Advisory Committee and the Land Fund Advisory Committee, Director of the Mandatory Provident Fund Schemes Authority and Member of the Legislative Council of the Hong Kong Special Administrative Region.

Mr. Lee Ka Kit
Non-executive Director
Aged 38. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment") and Henderson Development Limited ("Henderson Development"). Mr. Lee is also Chairman and President of Henderson China Holdings Limited and Director of Henderson Cyber Limited. Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders" on page 46 of this Annual Report for details). Mr. Lee is the son of Dr. Lee Shau Kee, Chairman of the Company and the brother of Mr. Lee Ka Shing, another Director of the Company.

Mr. Lee Ka Shing
Non-executive Director
Aged 30. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is Executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited ("Henderson Investment"), Henderson Development Limited ("Henderson Development"), Henderson China Holdings Limited and Henderson Cyber Limited. Henderson Land Development, Henderson Investment and Henderson Development have disclosable interests in the Company under the provisions of the SDI Ordinance (please refer to the notes on "Substantial Shareholders" on page 46 of this Annual Report for details). Mr. Lee is the son of Dr. Lee Shau Kee, Chairman of the Company and the brother of Mr. Lee Ka Kit, another Director of the Company.

Mr. Alfred Chan Wing Kin
F.H.K.I.E., F.Inst.E., B.Sc. (ENG), M.Sc. (ENG)
Managing Director
Aged 51. Mr. Chan joined the Company in 1992 as General Manager – Marketing and was appointed as General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as Managing Director in May 1997. Mr. Chan is also Director of Henderson Cyber Limited and the subsidiary companies of the Group. He is also Chairman of the Group's joint venture companies in China: Panyu Hong Kong & China Gas Limited, Zhongshan Hong Kong & China Gas Limited, Guangzhou Dongyong Hong Kong & China Gas Limited, Qingdao Zhongji Hong Kong and China Gas Company Limited, Yixing Hong Kong & China Gas Company Limited and Director of Suzhou Industrial Park Hong Kong and China Gas Company Limited. Mr. Chan is a member of the Gas Safety Advisory Committee.

Mr. Ronald Chan Tat Hung F.C.C.A., F.C.M.A., F.C.P.A., F.C.I.S., F.H.K.S.A., M.H.K.S.I
Executive Director & Company Secretary
Aged 58. Mr. Chan joined the Company as Chief Accountant in 1973. He was promoted to Financial Controller & Company Secretary in 1980 and was appointed to the Board of Directors of the Company as Finance Director in 1988 and as Executive Director in 1995. Mr. Chan is Director of the subsidiary companies of the Group and its joint venture companies in China. Mr. Chan is Director of joint venture companies for major prime property development projects at King's Park Hill, Sai Wan Ho Ferry Concourse and Airport Railway Hong Kong Station. He has more than 32 years' experience in the utilities businesses and finance in Hong Kong.

Mr. James Kwan Yuk Choi B.Sc. (ENG), M.B.A., M.B.I.M., C.Eng., F.I.G.E.M., F.H.K.I.E., F.I.Mech.E., F.Inst.E., F.C.I.B.S.E.
Director & General Manager – Marketing & Customer Service
Aged 51. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997 and took up his present position in May 1997. Mr. Kwan is Director of the subsidiary companies of the Group and its joint venture companies in China. He was elected the President of the Institution of Gas Engineers, UK, in 2000 and is currently the Vice President of the Hong Kong Institution of Engineers.

Corporate Information

Chairman
Lee Shau Kee

Directors
Liu Lit Man
Leung Hay Man
Lee Hon Chiu
Colin Lam Ko Yin
David Li Kwok Po
Ronald Chan Tat Hung
Lee Ka Kit
Alfred Chan Wing Kin
James Kwan Yuk Choi
Lee Ka Shing

Managing Director
Alfred Chan Wing Kin

Executive Director & Company Secretary
Ronald Chan Tat Hung

Director & General Manager – Marketing & Customer Service
James Kwan Yuk Choi

Registered Office
23rd Floor, 363 Java Road, North Point, Hong Kong

Registrars
Central Registration Hong Kong Limited
Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building, Central, Hong Kong

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
1 Queen's Road Central, Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central, Hong Kong

Financial Calendar

Half-Year Results	Announced on Tuesday, 18th September 2001
Full-Year Results	Announced on Thursday, 14th March 2002
Annual Report	Posted to Shareholders on Monday, 15th April 2002
Register of Shareholders	To be closed on Wednesday, 24th April to Friday, 26th April 2002
Annual General Meeting	To be held on Thursday, 9th May 2002
Dividends – Interim	HK 12 cents – Paid Monday, 22nd October 2001
– Final (Proposed)	HK 23 cents – Payable Friday, 10th May 2002
Bonus Issue of Shares (Proposed)	Share certificates to be posted to Shareholders on Friday, 10th May 2002

CHAIRMAN'S STATEMENT



☐ The Year's Results

The Group recorded a year of steady growth in 2001. Profit attributable to shareholders for the year was HK$3,183 million. Earnings per share increased from HK 55.2 cents to HK 58.0 cents, representing 5.1 per cent growth over 2000.

During the year under review, the Group further invested HK$606 million in pipelines and facilities. At the end of 2001, the number of customers reached 1,407,408 – an increase of 78,247 over 2000. Total gas sales volume rose by 2.0 per cent over the previous year, and sales revenue of appliances and equipment also registered encouraging growth as compared with 2000.

☐ Business Development in China

Investment in mainland gas projects is the Group's long term strategy for its core business development. China's entry into the World Trade Organisation will help maintain a continued economic boom and the growth in demand for clean fuel. It is the national policy of the mainland to improve air quality in cities by using natural gas. In line with the environmental policy of the mainland, the Group strives to participate in some of the major environmentally-friendly energy projects at a national level. Through Towngas International Company Limited, a wholly-owned subsidiary of the Group, we are also negotiating with major cities in Guangdong, East and Central China on a number of gas projects, and have made good progress. To strengthen the development of these investments, the Group has applied for setting up an investment holding company for energy projects in the mainland. Our application was approved by the State Ministry of Foreign Trade and Economic Cooperation in late February 2002. The Group is now proceeding with the registration of the holding company, which will be named Hong Kong & China Gas Investment Limited.

Along with the award of a 3 per cent interest in the Guangdong Liquefied Natural Gas Receiving Terminal and Trunkline Project in 2000, the Group is participating in another major national project in the mainland – the West-to-East gas pipeline project. This is the midstream project for the construction of a 4,200 km pipeline, transmitting natural gas from the Tarim Basin, Xinjiang Province to the East China market. The total investment in the project is approximately RMB 46 billion, of which 45 per cent will be owned by foreign investors. Full construction of the project will commence in the first half of this year. It is expected to begin transmitting gas from Shaanxi Province to East China in 2004. The whole pipeline is scheduled to be in full operation in 2005. The Group's investments in these two major national energy projects marked its success in developing mainland gas markets. These investments also helped the Group lay the foundation for developing downstream business in the region.

Last year, after acquiring an equity stake in the piped gas joint venture project in Suzhou Industrial Park, Jiangsu Province, the Group formed another joint venture in Yixing, taking an 80 per cent interest. Yixing, renowned worldwide for its pottery industry, is a large market for consumption of gas. The city will receive natural gas directly from the West-to-East gas pipeline. It is expected that natural gas will reach Suzhou and Yixing in three years' time, further promoting the gas business in these two cities at that time.

In addition, the Group is developing its piped gas business in Qingdao, Shandong Province, and formed a joint venture in Qingdao-Jimo city last September. It is expected that the gas business will thrive when natural gas reaches Qingdao and adjacent cities in 2005. Since Qingdao has been selected to host the sailing races of the 2008 Olympic Games, the mainland Government will strive to improve the environment and the tourism facilities of the city. This will stimulate the economy, consumption and the development of gas business in Qingdao.

□ *Environmentally-Friendly Energy Businesses*

The Group is fully committed to environmental protection and providing Hong Kong with clean fuel. ECO Energy Company Limited (ECO), a wholly-owned subsidiary of the Group, is actively taking part in the business of liquefied petroleum gas (LPG) filling stations. Since early 2000, ECO has been awarded 21-year government contracts to design, build and operate five dedicated LPG filling stations located in West Kowloon, Chai Wan, Mei Foo, Tuen Mun and Wan Chai. The stations located in West Kowloon and Chai Wan were commissioned in the fourth quarter of 2000, whereas those in Mei Foo and Tuen Mun commenced operation in the fourth quarter of 2001. Business is growing steadily as over 14,000 out of a total of 18,000 taxis have already switched from using diesel to LPG as fuel. The four ECO Stations together are now servicing over 8,000 taxi visits a day on average. The station located in Wan Chai is expected to be commissioned in August 2002.

The Government is actively encouraging the switch from diesel to LPG as fuel for public light buses. All ECO Stations are ready to extend their services to these vehicles. The Group is determined to continue to build on its current success and commit itself as a clean energy provider in support of the Government's environmental protection policy.

Pipelaying Projects

In tandem with urban developments in Hong Kong, several substantial pipelaying projects are being planned or are currently underway. Planning, design and environmental impact assessment are in progress for a 700 kPa 600 mm-diameter submarine pipeline stretching from the West Kowloon Reclamation Area to Sai Ying Pun on Hong Kong Island. Construction of a 3,500 kPa 750 mm-diameter transmission pipeline in the eastern New Territories is underway. Upon final completion of these two projects in 2005 and 2006 respectively, the capability and reliability of gas supply in Hong Kong will be further enhanced. Pipelaying for the Cyberport at Telegraph Bay and the Science Park at Pak Shek Kok continues as scheduled. Planning and design work is in progress for the extension of gas supply to the Hong Kong International Theme Park at Penny's Bay on Lantau Island. Pipelaying is tentatively scheduled for completion in 2004. Gas sales in Hong Kong are expected to increase upon the opening of the theme park.

☐ *International Recognition*

Last year, the Group was rated as one of the top ten leading companies in Hong Kong in the Far Eastern Economic Review's ninth annual survey of Asia's Leading Companies. In the survey, each company was ranked according to overall leadership and long term vision of its management, quality of products and services, innovative response to customers' needs, financial soundness, and its status as a company that others try to emulate.

The Group was also ranked one of the top twenty among Asian listed companies in the "CFO Asia Performance 100" Award by the renowned financial magazine CFO Asia last year in recognition of our wealth creation for shareholders and the ability to enhance shareholders' value.

☐ *Property Developments*

On 7th December 2001, the Town Planning Board approved of the Group's plan to develop the Ma Tau Kok South Plant site, provided that the mitigation conditions are fulfilled. This 130,000 square-foot site is subject to a plot ratio of 8.5, of which the domestic plot ratio is 7.5 and the non-domestic plot ratio is 1. It can be developed into five residential apartment buildings, providing approximately 2,000 units. The residential floor area will be approximately 975,000 square feet and the total floor area will exceed 1.1 million square feet. The Group is now studying the feasibility of various development plans so that development of the site can commence within this year and is expected to be completed in 2005.

The Group has a 15 per cent interest in the Airport Railway Hong Kong Station Project. The project is being developed in phases between 1997 and 2004. Phase One, comprising 780,000 square feet of One International Finance Centre office tower and 130,000 square feet of shopping space, has been mostly leased. Construction of Phase Two started in early 2000. In 2000, the

Government agreed that the land premium for Phase Two was HK$5.5 billion. Phase Two will comprise the 88-storey Two International Finance Centre office tower with a gross floor area of approximately 2 million square feet. The upper 14 floors have been sold to the Hong Kong Monetary Authority for self-use at HK$3,699 million. Two hotel blocks with approximately 1.1 million square feet of gross floor area will be built, making it the largest six-star hotel facility in Hong Kong. The hotels will be managed by Four Seasons Hotels and Resorts. Also, there will be a 510,000 square-foot Phase Two shopping mall, which is anticipated to become the largest entertainment hub in Central, Hong Kong.

The King's Park Hill joint venture development project, in which the Group has a 45 per cent interest, comprises 42 detached and semi-detached residential houses and seven blocks of 86 luxury flats, with a total floor area of approximately 241,000 square feet. This residential development, having individual deluxe houses and low-rise apartments developed in a spacious layout, is rarely found in Kowloon. Sales and leasing of this project are progressing well with over 50 per cent of the apartments sold.

The Group has a 50 per cent interest in the Sai Wan Ho concourse joint venture development project. The joint venture that the Group formed with Henderson Land Development Company Limited successfully bid for the Sai Wan Ho concourse site for HK$2.43 billion in December 2000. The 130,000 square-foot area will be developed into five 50-storey luxury residential apartment buildings. The total gross floor area will be approximately 1.4 million square feet. The project is expected to be completed in 2005. Since the current interest rates remain low, and it is a waterfront site in the urban area and will provide residential units with scenic seaview, it is therefore expected a promising demand for this development.

Employees and Productivity

The number of employees for the town gas business was 1,956 as at the end of 2001, a reduction of 2.1 per cent as compared with the same period for 2000; at the same time the number of customers grew by 5.9 per cent and overall productivity rose by 8.3 per cent. The Group provides our employees with rewarding careers with compensation based on their capabilities and performance. The Group also provides various types of training to employees in the areas of technical know-how and management skills. The Group will continue to enhance productivity while providing our customers with quality services.

On behalf of the Board of Directors, I would like to thank all of our employees for their dedication and hard work in creating value for shareholders and customers.

Finance

The Group's financial position remains strong. At the end of 2001, the Group had net cash of about HK$500 million and bonds and notes of about HK$1.6 billion, ready to meet future expansion needs.

☐ *Bonus Issue of Shares*

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every 10 shares held on the Register of Members on 26th April 2002. The necessary Resolution will be proposed at the forthcoming Annual General Meeting on 9th May 2002, and if passed, share certificates will be posted on 10th May 2002.

☐ *Dividend*

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as of 26th April 2002. Including the interim dividend of HK 12 cents per share paid on 22nd October 2001, the total dividend payout for the year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividend per share for 2002 after bonus issue shall not be less than that for 2001.

☐ *Future Outlook*

Hong Kong's economy remained sluggish during the year. To ease the financial burden on our customers, the gas tariff and monthly maintenance charge were maintained at the 1998 level. The Group's success in cost control and productivity enhancement has helped alleviate the impact of the price freeze on business results. The Group will continue to expand and diversify into new markets to enhance business growth.

The Company expects a 3 per cent increase in gas sales volume and the addition of about 70,000 new customers in the coming year. The Board of Directors looks forward to yet another year of steady growth in 2002.

Lee Shau Kee
Chairman

Hong Kong, 14th March 2002

Executive Committee



From left to right

(Back row)

Sunny Lee Wai Kwong
Chief Information Officer

Dennis Kwok Ho Wah
Chief Engineering Officer

Yeung Ka Sing
Human Resources Manager

(Front row)

James Kwan Yuk Choi
Director & General Manager – Marketing & Customer Service

Alfred Chan Wing Kin
Managing Director

Ronald Chan Tat Hung
Executive Director

Review of Operations

Towngas has had an exciting year. The Group's principal objective was to enhance market sentiment by building on proven strengths and developing innovative strategies. Overall, there were some exceptional high points throughout the year, underpinned by steady growth and solid core business initiatives.

Town gas consumption rose by 2 per cent to 26,564 million megajoules. This was modest compared to previous years, partly due to Hong Kong's sluggish economy adversely affecting commercial gas sales to hotels and restaurants, and partly due to the consistently warm weather throughout the year.

Nevertheless we have made excellent headway in developing new businesses in both the residential and commercial sectors. Our 2-in-1 washer/gas dryer has proved to be a popular and profitable addition to our stable of existing appliances, while service enhancements have realised greater customer convenience and new trends in concept shopping for household products.

Town gas Sales per Employee

Company (million MJ)



14
12
10
8
6
4
2
0
97
98
99
00
01

To meet Hong Kong's demand for town gas in the coming years and to ensure safety and reliability of supply, we have continued to invest in our pipeline infrastructure. Network expansion to strategic locations is essential for expanding urban development as well as to ensure sufficient capacity is available for major business load such as the Cyberport and Science Park, both currently under construction.

Innovations to reduce pipeline damage during road opening work, apart from enhancing safety of the general public, have generated better use of resources enabling safety efforts to move from emergency repair to preventative maintenance. We have also made the environment safer by lessening global warming through aggressive pollutant reduction emission policies. In turn, this has shaped new business opportunities such as recycling carbon dioxide for bottling carbonated soft drinks and making dry ice, and developing an efficient electrostatic mist extractor to lessen cooking fumes discharged to the streets from commercial kitchens.

INNOVATION


towngas
avenue

Towngas Avenue incorporates the latest appliances, kitchen and bathroom accessories in an attractive display of a modern home-life setting.

Our well-trained workforce is now a cornerstone for our push into the mainland.

We recognise that to ensure the extended success of our business we must have people capable of delivering higher productivity, and value-added performance. This year our human resource focus has been on developing a knowledge-based ethos underpinned by a culture of lifelong learning. One result of this, is that our well-trained workforce is now a cornerstone for our push into the mainland.

In 2001, the Group has been able to build on its reputation for quality, reliability and technical capability by forming partnerships with several large international consortiums and local gas producers. We are now in a good position to meet China's accelerating need for natural gas infrastructure and application commensurate with her entry into the World Trade Organisation (WTO) and winning of the 2008 Olympic Games.

Other new business ventures are also bearing fruit. Our ECO LPG filling stations are gaining from the move to a greener commercial motor fuel economy. Meanwhile, leveraging its gas pipeline track record, U-Tech Engineering Company Limited has metamorphosed into an integrated utility contractor for water, drainage, sewerage, electricity and telecoms, as well as gas installations. And iCare, riding high on Towngas' customer base and innovative ideas, is now well placed to benefit as a cost-effective quality Internet and IDD service provider.

RESIDENTIAL MARKET

Hong Kong's high housing completion and occupancy rates in 2001 helped the Company gain 78,036 new residential customers, an impressive 5.9 per cent addition to the previous year's customer base. This, together with sales of appliances to customers replacing older units, contributed to over 274,600 new residential appliance installations, substantially improving our overall penetration rate.

A key focus of our business strategy has been to secure a valued place in the minds of our residential customers. Through an aggressive campaign backed by an innovative, practical and captivating product range, we have, for the first time, successfully created a unique brand personality – TGC – for Towngas home appliances. This new brand, focusing on the mid- to upper-end product range, has helped to differentiate us from market competition, boosting sales at the retail level.



The world's first 2-in-1 washer/gas dryer offers many unique benefits to the modern family.

We have been particularly pleased with the successful launch of our 2-in-1 washer/gas dryer – a strategic product for Towngas and a totally in-house development aimed at enhancing gas demand. Though new to the market, more than 3,400 units have now been sold, each contributing an additional 40 per cent to every household's gas consumption. Together with our best-selling stand-alone clothes dryer, which continues to have a growing reputation among consumers, our total household clothes drying sales this year have exceeded the 20,000-unit mark for the first time.

Underscoring the Company's emphasis on safety, convenience and functionality, and our sensitivity to ever-changing customer needs, a number of other innovative products were also unveiled during the year. These included programmable hotplates with timer functions to ensure better cooking results, a range of new digitally-controlled temperature modulating water heaters, and a dishwasher connected to a gas water heater.

The Superbowl (a two burner hotplate with built-in rice cooker) continues to be very popular, with 26,000 units sold in 2001. Product developments such as the Superbowl, 2-in-1 washer/gas dryer and gas-heated dishwasher are the result of constantly listening to what our customers need. By creating a range of appliances that are particularly suitable for the compact home environment in Hong Kong, we have positioned ourselves to compete directly with electricity products and, in so doing, increase gas consumption.



A special built-in rice cooker in the Superbowl hotplate is an example of our innovative design.

Not content with sitting on our laurels however, during the period under review, we also launched several new hotplates and built-in hobs specifically for the LPG market sector. These are aimed at developing positive LPG user sentiment towards the Company, providing today's non-Towngas consumers with an opportunity to experience our excellent service and quality product reputation, while increasing our overall market share in gas appliances.



High-performance gas steam boilers are now in service at Queen Elizabeth Hospital.

COMMERCIAL AND INDUSTRIAL MARKET

Towngas' carefully formulated strategies protected our commercial and industrial market both from the worst effects of the economic slowdown, and from keen electricity suppliers' competition. By developing new applications, and creatively marketing existing products, we were able to sustain gas sales levels despite weak consumer sentiment.

The popularity of our desiccant dehumidifier continues to strengthen among industries which require a controlled indoor climatic environment such as shopping malls, bakeries, food factories, wet markets, commercial kitchens and medical laboratories. A strong interest in energy saving has also benefited sales of our high-efficiency gas condensing boiler, particularly to several major hospitals in Hong Kong. As this kind of equipment gains increased market acceptance, our drive to compete directly with electricity in the commercial sector is clearly beginning to bear fruit.

We have also put effort into developing a higher profile for our existing commercial product range. Building on the success of our Perfect Ten 2000 campaign, which highlighted ten different popular Chinese cooking methods, we held "The Best of the Best" Competition jointly with the Hong Kong Tourism Board in 2001. As restaurant chefs demonstrated their skills using Towngas appliances, this competition helped raise awareness of the benefits of cooking with gas as an energy source, and the advantages of instant flame control.

COMMITMENT



Our commitment to quality, safety and reliability is a way of life for our employees and a 24-hour security blanket for our customers.

There is no end to customer service – it's a journey.

CUSTOMER SERVICE

There is no end to customer service – it's a journey, a journey that goes to the heart of service delivery embracing customer care, convenience and safety. Customer care means ensuring all our staff have the knowledge and skills to provide customers with a level of service satisfaction that is second to none. A key factor here has been to intensify and extend our level of training. Over the past year, we have substantially raised our customer service and sales training hours by 21 per cent in our determination to constantly energise and refocus our employees' performance at the customer interface.

Number of Customers

Company (thousand)



1,600
1,400
1,200
1,000
800
600
400
200
0
97
98
99
00
01

We know our customers are busy people, and that convenience is an important aspect of service quality. Our Automatic Meter Reading (AMR) system, developed in-house, became fully operational in 2001. The technology provides not only better tenant security and less disturbance as home visits are unnecessary, but also greater billing accuracy. We also want to make it easy for our customers to deal with our Company, so this year we established more channels for settling gas bills including post offices and selected banks. Moreover, an Internet billing enquiry service has recently been launched.

Always striving to exceed our customer expectations, we continually seek to address both their ever-changing tastes as well as the needs of an upcoming generation of consumers. In December 2001, we pushed our frontiers forward in service provision when we opened a concept store called Towngas Avenue. Towngas Avenue is about projecting a way of living, showing our branded kitchen and bathroom gas appliances in attractive settings, providing a contemporary cafe in which to relax, a book corner for browsing in, and periodic cooking exhibitions by master chefs,

Towngas Service Pledge

May 2000 to April 2001

WE PLEDGE		WE ACHIEVED
Reliability	Uninterrupted gas supply	99.997%
	Restoration of gas supply within 24 hours	99.97%
Safety	Emergency Teams arrived on site within an hour[1]	99.83%
Appointments	Availability within 3 working days	1.14 working days on average
	Keeping appointments[2]	95.78%
Speed and Convenience	Customer Service Hotline	
	– Calls answered within 5 rings	98.18%
	– Less than 1 minute to get access to our staff	94.52%
Service Attitude	Courteous and friendly[3]	8.43 (maximum score:10)
Handling Suggestions	Handled written comments or suggestions within 3 working days	100%

1 Average 20.83 minutes.
2 The percentage was based on results of monthly surveys conducted between May 2000 and April 2001.
3 The result was based on monthly surveys conducted between May 2000 and April 2001 by an independent research company.

as well as offering the full range of customer services. This is lifestyle shopping for discerning customers. Although very new, the rapid growth of the store's popularity would seem to augur well for the future.

Town gas is one of the safest forms of energy now available but we know our customers still have concerns about using it. So we geared up our Regular Safety Inspection programme in 2001, and in so doing reduced the number of on-demand service requests by 4 per cent which in turn decreased the number of calls to our Customer Service Hotline by 2.6 per cent.

We feel that our successes in 2001 are due not only to the care, convenience and safety we offer customers, but also to our courtesy, sincerity and competence. Our thinking is holistic. Our forward-looking strategies are always seeking to pre-empt customer wants, likes and needs; but on the other side of the coin are the benefits that accrue internally to the Company as a result of our proactive policies. So for example, an increase in AMR installations and fewer hotline calls has seen a noteworthy improvement in productivity in the year under review, due to the reduction in the number of employees needed for meter reading duties and maintenance visits.

Towngas continued to invest in the expansion of its pipeline network so as to ensure capacity can meet future demand.

Gas Supply and Pipelaying Projects

Towngas continued to invest in the expansion of its pipeline network so as to ensure capacity can meet future demand as new developments come on stream, and confidence in the safety of the gas system is not compromised. On-going investment also guarantees a sizeable gas storage reservoir, thereby enhancing network reliability and better load-site accessibility for businesses in newly-developed districts. With the completion of another 73 km during 2001, our total pipeline network now stands at 2,994 km.

Several substantial strategic gas projects are currently under construction in the New Territories. Pipelaying to the Science Park alongside the Tolo Harbour will finish in 2002, while the 24 km 3,500 kPa 750 mm-diameter Eastern Transmission Pipeline, essential for ensuring adequate future supply capacity for the entire network, is on target for completion in 2006.

Enhancing gas supply reliability for Hong Kong Island is an equal priority. Planning and design work on a 600 mm-diameter 700 kPa submarine pipeline across Western Victoria Harbour is underway. Meanwhile in February 2001, construction commenced on a 2.6 km pipeline extension to the high-tech Cyberport complex at Telegraph Bay, on the southwestern side of the Island. This pipeline will supply gas to a premier working, social and living environment embracing both IT industries and some 2,700 quality residential units.

Number of Customers per km of Mains *Company*


500
490
480
470
460
450
440
430
97
98
99
00
01



A regular maintenance check on one of our newly-designed underground gas governors.

Towngas is also working closely with the relevant government authorities to ensure the pipeline network on Lantau Island for the Hong Kong International Theme Park is on schedule for completion in 2004. This theme park, resort hotel, retail, dining and entertainment complex is expected to attract over 5 million visitors in the first year of operation, mostly from the mainland and other Asian countries, and will be a valuable, long-term generator of revenue for the Company.

In 2001 we have also put a lot of emphasis on innovative teamwork. One group re-engineered our road opening workflow processes for underground gas installations, thereby shortening average project time by up to 30 per cent in 2001, reducing inconvenience to the public and ensuring better use of resources. Another team designed a compact underground pressure regulator, freeing up valuable development site land, and simultaneously improving the visual environment by removing unsightly above-ground structures. In other words, we have not forgotten that strategic positioning is not just about extending the network, but also about advancing efficiency and adopting a proactive stance towards our public service obligations.

FETY

Safety in the home, safety on site, and safety at work is a given for our Company. We see the promotion of consumer safety as part and parcel of our core business responsibilities. Therefore, in 2001, Towngas proactively conducted or sponsored 73 safety exhibitions or talks, and readily participated in the Government's Electrical and Mechanical Safety Campaign.

Occupational safety is a key concern and we are pleased to report that our Accident Frequency Rate was at a record low of 1.0 for every 100,000 man-hours worked during 2001, representing an overall improvement of 32 per cent compared to the previous year. Indeed, in the last three years we have reduced the number of unwelcome gas work-related incidents by more than half, thereby enhancing the safety of site workers as well as members of the public. In 2001, we also rationalised our inspection visits to work sites, improved methods of locating underground pipes

RELIABILITY


577 kPa
Valve Control – #24109 (600BV)

We are committed to providing customers with an uninterrupted gas supply. Over the years, we have maintained a reliability rate as high as 99.997%.

to avoid damage by non-gas related utility or roadwork construction, and implemented extensive education programmes for contractor operatives. These efforts have paid off with the number of gas leaks decreasing by 15 per cent and third party damage by 11 per cent in the past year.

Maintaining the safety of our own employees is also an issue we take very seriously. We were therefore especially proud to win two Gold Awards in the 2001 Occupational Safety and Health Enhancement Forum. Our "Transport Safety Improvement Programme", focusing on reducing the number of traffic accidents, was recognised as an important contribution towards developing better safety awareness among our employees.

Towngas has an excellent safety record; we are not about to compromise in any way on that reputation. To that end, as an integral part of expanding our China operations in 2001, we have also been very careful to instigate strict safety guidelines, training programmes and stringent work procedures.

Accident Frequency Rate

Company (Number of accidents per 100 thousand man hours)


2.0
1.5
1.0
0.5
0.0
97
98
99
00
01

ENVIRONMENTAL PROTECTION

Towngas is totally committed to a policy of conserving energy and reducing pollutant emissions. In 2001, we harnessed some 8.23 million cubic metres of landfill gas from our first project of its kind at our Shuen Wan site. This application allows us to not only eliminate the burning of landfill generated methane to the atmosphere, so contributing to a reduction in global warming, but also reduce our consumption of naphtha and therefore help to conserve the earth's limited fossil fuel resources. Based on our successes in this area, we are now actively looking for other suitable landfill sites in order to further expand our role in environmental protection on a larger scale.

Whilst we are unequivocally dedicated to minimising our operations' impact on the environment, we are always seeking to combine this with ways to generate commercial value as well. In 2001, we recycled almost 9,000 tonnes of global warming carbon dioxide waste from our gas production process for making dry ice, becoming a key supplier to the market, and for distribution to carbonated soft drinks manufacturers. We also introduced EcoVent, an electrostatic precipitator, onto the market. This helps reduce oil pollutant emissions discharged as a by-product of intensive cooking in commercial kitchens. Initial market response has been extremely encouraging, and this product has also received a warm welcome

While minimising our operations' impact on the environment, we seek to generate commercial value as well.

from the Government's Environmental Protection Department as part of its campaign targeted at restaurant operators.

We also recognise the importance of shifting from fossil fuels to renewable energies in our determination to achieve energy savings and better environmental conservation. We are therefore especially pleased to be able to report that the green schemes using solar energy for instrumentation and control purposes, implemented at 17 major district pressure reduction and pipeline inspection stations, look extremely promising in our efforts to reduce electricity consumption.



The first Towngas Environmental Report validates our efforts towards environmental protection.



Enthusiastic Towngas volunteers contributed to a very successful corporate effort by planting 10,000 seedlings.

Towngas takes accountability very seriously, and we have always sought to keep the community informed of our performance and achievements. So the publication of the first Towngas Environmental Report in 2001 was an important step in validating the Company's efforts towards environmental protection. This and future reports will highlight how our research, development and strategic policies generate opportunities for the people of Hong Kong to enjoy a lifestyle in surroundings that create less damage to the environment.

Environmental Performance Table

OZONE LAYER PROTECTION

98% of our vehicle air conditioning systems now operate with refrigerant R134A.
60% of BCF fire extinguishers have been replaced by dry powder ones since 1995.

[illegible]

Total NOx output was 8.91 kg / TJ of town gas
Total SOx output was 0.20 kg / TJ of town gas
Total CO_2 output was 15.04 metric ton / TJ of town gas

WATER QUALITY

Total Waste Water Output was 9.35 m^3 / TJ of town gas

[illegible]

Regular noise survey of every gas offtake station was conducted. All of them met the statutory requirements.
No abatement notice has ever been received.

CHEMICAL WASTE

Total chemical waste output was 0.98 kg / TJ of town gas

All legal requirements relating to environmental protection were fully complied with.

We are exceptionally determined in our support for local awareness and outreach activities such as the Corporate Afforestation Scheme, clean-up campaigns and recycling programmes, so it was with particular pleasure that we received the Business Environment Council's Environmental Performance Award for 2001. Our commitment to environmental protection however, extends not only into the heart of the community, but also into the culture of the Company. This year, our steadfast efforts to reduce wastage of paper and recycle computer equipment and containers were well rewarded when we gained a Gold Logo in the Government-sponsored Wastewi$e Scheme organised by the Environmental Protection Department.

Gold WasteWiSe

The drive to enhance employee capabilities, cultivate multi-skilling, improve competencies and develop a culture of lifelong learning has become a pivotal tenet.

TOWNGAS PEOPLE

We know our strength lies in our people. Therefore, training continues and remains our dominant focus underpinned by two main objectives – ensuring absolute safety of our industry by continually upskilling our technical and engineering employees, and providing the best possible customer service through quality performance programmes for our front-line staff.

One measure of our success is that with a 2.1 per cent reduction in the headcount during 2001 owing to natural attrition, together with a growth of 5.9 per cent in number of customers served, productivity effectively increased by a pleasing 8.3 per cent. As we move towards a more knowledge- and technology-based operation, the drive to enhance employee capabilities, cultivate multi-skilling, improve competencies and develop a culture of lifelong learning has become a pivotal tenet of our human resources policies.

Creativity is the most important building block for sustained prosperity. In 2001, we set out to encourage Towngas people to take a fresh perspective on our tried-and-true resources.

We have been delighted with the results. In particular our Superior Quality Service theme – "Creativity Enhancing Values" – inspired 36 per cent of our employees to realise quality improvements and cost savings totalling in excess of HK$21 million.

However, good business practices also go hand in hand with good safety performance. To this end, in 2001, we replaced our old gas utilisation

Turnover per Employee

Company (HK$ thousand)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01

Clean Fuel



The use of naphtha as a feedstock has helped protect Hong Kong's environment since early 1970s.



Our technicians are trained with a wide range of skills to deal with different appliances.

apprenticeship training scheme with a new programme that not only meets the increasing demand for more Regular Safety Inspection services, but will eventually also boost the pool of trained Registered Gas Installers available to better serve this vital sector of the gas industry.

A further advantage of having a well-trained workforce is that we can make this a cornerstone for developing business initiatives in the mainland. This means not only can we rely on our employees being sufficiently skilled to apply the necessary technology and management expertise required for expanding our business base in China, but we can also depend on them to pass on their skills to our joint venture personnel as well. In support of these initiatives, and to ensure our very stringent standards are met in our China business operations, we have developed a three-pronged programme – on-site training at specific joint venture companies, in-house programmes at our Training School in Guangzhou, Guangdong Province, and intensive immersion training in Hong Kong.

TURING OPPORTUNITIES IN CHINA

The Group's prescient search for suitable projects in the mainland in the last two years has in 2001, for the first time, extended our frontier beyond Guangdong into East China and resulted in good future prospects for city infrastructure developments, especially in the Pearl River Delta and Yangtze River Delta regions.

In the year under review, we expanded our strategic foothold in Jiangsu Province by acquiring a 45 per cent equity stake from Shell (China) Limited for an existing gas supply project in Suzhou Industrial Park (SIP), and by forming a city gas joint venture in the world-famous ceramic city of Yixing. We have also established a similar joint venture at Jimo, Shandong Province. The Group manages and holds major equity shareholding in all these

The Suzhou Industrial Park joint venture represents our first strategic foothold in downstream market in East China.



With its reputation as one of Asia's most established quality gas service providers, Towngas is set to repeat the success it has had in Hong Kong and South China, as potential markets continue to widen in the mainland.

enterprises. The anticipated arrival of natural gas at these cities in three years' time will further foster the development of the piped gas business in these projects. The Group is optimistic about prospects for these investments.

Our strategic investments in midstream natural gas projects also reached a major turning point in 2001. The consortium led by Royal Dutch Shell, in which the Group participates together with OAO Gazprom and OAO Stroytransgaz, signed an interim agreement with PetroChina to become a 45 per cent foreign equity partner in the mega West-to-East gas transmission pipeline project. With a length of 4,200 km, the pipeline will cost about RMB 46 billion, and on completion in 2005, will bring natural gas from the Tarim Basin in Xinjiang Province to markets in East China.

In South China, where piped natural gas availability is limited, the Group is in equity partnership with, among others, China National Offshore Oil Corporation and BP to build the Guangdong Liquefied Natural Gas (LNG) terminal and an associated trunkline, the first such development in China. Once operational in 2005, this RMB 5 billion project will supply natural gas to the Pearl River Delta region, including cities where

Locally-trained staff assist customers at our new Zhongshan Customer Centre.



Our modern Suzhou Towngas Customer Centre epitomises the slogan – "Living the Towngas Way".


苏州工业园区港华燃气有限公司
开业典礼
暨现代家居燃气具推介
港华燃气客户中心
TOWNGAS CUSTOMER CENTRE

we already have gas supply joint ventures. As tendering for the LNG supply is already underway, the Group is planning to build a pair of high-pressure submarine pipelines connecting the receiving terminal located in Shenzhen to the gas production plant in Hong Kong. This project will also realise both cost benefits and price stability by facilitating replacement of naphtha with LNG as the feedstock.

Gas consumption in the joint ventures in Zhongshan, Panyu and the Guangzhou Economic and Technological Development District grew by 54 per cent, with the Group's contribution increasing by 140 per cent in 2001. We expect this high level of growth in consumption to continue for the next few years with recovery in the property market and expansion in economic activity, boosted by the trend for improving environmental protection. Once LNG is available in the region in 2005, gas will be more competitive and consumption is expected to increase substantially.

Long term forecasts for China are upbeat regarding restructuring and overhauling the market economy. This is good news for the gas industry as continuing growth in GDP will be accompanied by increasing need for energy capacity expansion. In addition, China's current reliance on pollution-inducing coal as its primary energy source, coupled with the impending implementation of the Kyoto Protocol, is boosting mainland efforts to step up its clean air campaign. Most recently, entry into the WTO and Beijing's success in winning the right to host the Olympic Games in 2008 are also expected to significantly impact the gas industry with an accelerated demand for natural gas supply.

The Group foresees two main areas for growth potential as the rising demand for gas consumption and intensifying pressure for infrastructure development take hold. Downstream, we are actively looking for gas projects in cities that are going to have natural gas availability, high living standards and good economic growth prospects in the near future, so as to both tap into the rapidly expanding utility needs of developing city populations and service industrial infrastructure growth. Midstream, upward integration will enable us to turn downstream potential into reality by establishing a strong strategic link to a secured natural gas supply.

With its reputation as one of Asia's most established quality gas service providers, Towngas is in an enviable position, set to repeat the success it has had in Hong Kong and South China, as potential markets continue to widen in the mainland.

G Filling Stations

By leveraging our existing strengths in gas expertise, Towngas has been able to develop a new line of business focusing on the green economy. Our ECO Stations are a major cornerstone of Towngas' green business initiatives, significantly contributing to improving the air quality of urban Hong Kong, whilst providing new outlets for increased revenue for the Group. Business at our four dedicated LPG filling stations has grown more than 300 per cent throughout the year. So we are delighted to have also been awarded a fifth station centrally located to serve the busy districts of Hong Kong Island, and scheduled to open for business in the summer of 2002.

Of a total of 18,000 originally diesel-powered taxis in Hong Kong, 14,000 have switched to LPG by the end of the year under review, not only making the urban air cleaner but suggesting good prospects for the growth of LPG as a motor vehicle fuel. The drive to improve air quality is also now stimulating the light bus sector, comprising 6,400 vehicles, to convert its fleet to environmentally-friendly fuel.


New Territories
Kowloon
WAN CHAI
Hong Kong Island

Our ECO Stations (marked orange) are within easy reach of our customers throughout the territory.



Our LPG filling stations provide taxis with an environmentally-friendly source of fuel.

U-TECH

U-Tech Engineering Company Limited (U-Tech) initially subcontracted pipelaying from Towngas, and was instrumental in the construction of our ECO Stations. The Company has now expanded into working on Water Supplies Department tenders, as well as engaging in engineering work for the LPG industry. In the year under review, major projects have included replacement of water pipes for the Government and for the first time, installation of water, electricity, provision of gas, drainage and sewerage facilities for one of Hong Kong's major housing projects, creating added value in terms of cost and efficiency of site supervision for main contractors.

With the success of this latter project, U-Tech has moved into a new phase, providing a one-stop-shop utility service in which Towngas is perfectly positioned to take a leading role as the refurbishment and replacement of Hong Kong's outdated infrastructure gains pace. With its investment in automation and advanced tooling, and the backing of Towngas' expertise, U-Tech can offer the latest technology and innovative techniques in laying pipes, cables and ductings, resulting in minimal open road excavation.

iCARE

Business has grown steadily as more services were introduced this year, such as e-brokering and the iCare Digital Mall which focuses on digital, electronic and personal computer products. The iCare shopping site was ranked one of the top three Hong Kong shopping websites for the second consecutive year. iCare Hotspot, a retail outlet and showroom for iCare products, is gaining in popularity and has recorded impressive growth. iCare's fee-based Internet Service Provider service, launched early in 2001, has also received high overall customer satisfaction rates in public surveys. Subscriptions are continuing to rise as a result of effective promotional initiatives organised in conjunction with strategic partners.

In December 2001, iCare also introduced an IDD service (iCare 1608) offering a quality international dialling option for residential and commercial consumers at competitive prices. Capitalising on iCare's and Towngas' established name for service quality, this new service is fully expected to benefit from the ever-increasing telecommunications traffic between Hong Kong and the mainland – an excellent platform from which to grow the business.

TOWNGAS BRAND NAME

Also positioned as a value-added product to provide convenience, enhance customer service and improve customer relations, the Towngas Card is equally proving to be a viable business in itself. Always aware that our customers lead busy lives, want more choice and expect increasingly better services, we are therefore gratified that our innovative Towngas Card has now attracted more than 116,000 users despite keen competition in the credit card industry.

By linking the Towngas name with iCare, credit card and other services such as home insurance packages, we are capitalising on the good name of our Company in the minds of our consumers. In the long term, we recognise that brand extension has real possibilities for effective marketing as we move more towards other niche business opportunities.

Financial Resources Review

☐ *Liquidity and Capital Resources*

As at 31st December 2001, the Group had a healthy net cash position of HK$499 million (31st December 2000: HK$4,740 million).

During the year, the Company repurchased 447.6 million shares. The total consideration paid to the shareholders and the related expenses amounted to HK$4,362 million in cash.

The operating and capital expenditure of the Group is funded by cash flow from operations, internal liquidity and bank loans. The Group has adequate sources of fund and unutilised banking facilities to meet its future capital expenditure.

☐ *Borrowing Structure*

As at 31st December 2001, the Group's bank borrowings amounted to HK$1,349 million (31st December 2000: HK$1,255 million). All the Group's borrowings are unsecured and has a floating interest rate with maturity within one year on revolving credit or term loan facility.

The Group's borrowings are primarily denominated in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations. Also, there is no net gearing for the Group as it was in net cash positions throughout the years 2000 to 2001.

☐ *Contingent Liabilities*

As at 31st December 2001, the Group provided guarantees totalling HK$2,283 million (31st December 2000: HK$1,050 million) in respect of bank borrowing facilities made available to the associated companies and the jointly controlled entity.

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong. As such, both its cash and cash equivalents and borrowings are denominated in either Hong Kong dollars or United States dollars. Borrowings for our Group's subsidiaries and joint ventures in the mainland China are however predominantly in the local currency, Renminbi.

☐ *Group's Investments in Securities*

Under the Group's Treasury Committee's guidance, investments have been made in equity and debt securities. As at 31st December 2001, the investments in securities amounted to HK$2,287 million (31st December 2000: HK$1,302 million). During the year, the Group increased investment in trading and investment securities by HK$123 million and HK$862 million respectively, with the majority in debt securities based on the outlook of a favourable environment for investment in debt securities. The performance of the Group's investments in securities was satisfactory.

Community Involvement

Although Hong Kong has not suffered as much from the Asian economic turmoil and recent global events as some other countries in the region, the community is not immune to challenges facing its social service support system. Towngas is ever mindful that it has a responsibility, as a major corporate presence within Hong Kong, to help deliver community services in partnership with the Government. This year our commitment was focused on expanding our charity programmes and developing a range of new services for the disadvantaged generally and the elderly in particular.

As the elderly enter the twilight of their years, we owe them a quality of life that is both secure and respectful of their contribution to society. At Towngas, we also recognise that there are many people in our society who are disadvantaged, be it in their family circumstances, personally or at work. We therefore seek to have the widest influence in our community service efforts, and believe that our fund raising for the Community Chest, an independent, non-profit making and non-government organisation is especially worthy of our support.

This year our enthusiastic team of Towngas volunteers helped make and distribute over 30,000 rice dumplings during the Dragon Boat Festival and raised funds for the Community Chest. We were so motivated by the success of this programme that we also made special



Towngas' community contribution includes giving away long-boiled soup to needy seniors.



The Towngas team gave it their all at the Dragon Boat Race in Tai Po, where they ranked first in the Industrial Category.



A highlight of the inauguration ceremony of Rice Dumplings for the Community was a dragon boat made up of 3,000 rice dumplings. Pictured from left: Peter Shiu Lo Sin, Assistant Director of Broadcasting (Radio), Lam Woon Kwong, JP, Secretary for Home Affairs, Alfred Chan Wing Kin, Towngas Managing Director and William Li of The Community Chest.

mooncakes, a traditional Chinese good luck delicacy, to donate to numerous elderly residential homes during the Mid Autumn Festival.

We believe however, that community involvement is not merely a way for Towngas to support charity events and enhance its own profile, but also a way we can say "thank you" to a society that supports us with their business and loyalty. In 2001, we organised over 20 free service programmes for the elderly such as hair-cutting, and delivery of warm soup and food packs. In October, we also launched a two-year appliance donation programme for elderly people who qualify for assisted accommodation on public housing estates. Our long years of donating to the Tung Wah Group of Hospitals also continued, as did our sponsorship of numerous cultural activities, including "Music and Wellness" organised by the Hong Kong Philharmonic Society.

Towngas was very pleased therefore, that the efforts of its employees were well recognised when we were awarded third in the Top Ten Fund Raising Organisations for the Community Chest and received the President's Award for the seventh consecutive year. This year, we were also honoured with the Top Highest Donation and Highest Participation Awards in the Community Assistance Raised by Employees (CARE) programme of the Corporate and Employee Contribution Programme.

FIVE-YEAR FINANCIAL STATISTICS

Earning and Dividends per Share *(HK$)*


0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
97
98
99
00
01
Earnings per Share
Dividends per Share

Turnover and Gas Sales *(HK$ million)*


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01
Turnover
Gas Sales

Total Fixed Assets *(HK$ million)*


18,000
15,000
12,000
9,000
6,000
3,000
0
97
98
99
00
01
Fixed Assets (Cost or Valuation)
Accumulated Depreciation

Capital Expenditure *(HK$ million)*


800
700
600
500
400
300
200
100
0
97
98
99
00
01
Capital Expenditure
Depreciation

2001 Financial Analysis

Analysis of Turnover



35%
Gas Sales (Commercial)
3%
Gas Sales (Industrial)
13%
Equipment Sales
45%
Gas Sales (Residential)
4%
Others

Analysis of Expenditure



24%
Marketing and Equipment Costs
8%
Network
6%
Customer Services
8%
Others
8%
Corporate Administration
7%
Other Production Costs
39%
Fuel Cost

Comparison of Ten-Year Results

	2001	2000	1999
Highlights (Company)			
Number of Customers as at 31st December	1,407,408	1,329,161	1,265,354
Town gas Sales, million MJ	26,564	26,057	24,687
Installed Capacity, thousand m^3 per day	11,000	11,000	11,000
Maximum Daily Demand, thousand m^3	5,530	5,650	5,786
Turnover & Profit	HK$ M	HK$ M	HK$ M
Turnover	6,857.4	6,650.9	5,842.3
Profit before Taxation	3,656.9	3,579.1	3,322.0
Taxation	(470.0)	(445.8)	(423.3)
Profit after Taxation	3,186.9	3,133.3	2,898.7
Minority Interests	(4.2)	(2.3)	(0.2)
Profit Attributable to Shareholders	3,182.7	3,131.0	2,898.5
Dividends	1,830.5	1,798.1	1,642.4
Assets & Liabilities			
Fixed Assets	11,862.6	11,635.9	11,439.8
Associated Companies	2,460.2	2,440.1	2,625.5
Jointly Controlled Entity	208.7	25.0	–
Investment Securities	1,490.2	627.7	446.2
Current Assets	4,608.2	8,546.2	6,802.4
Current Liabilities*	(2,231.1)	(2,122.3)	(1,050.6)
Non-Current Liabilities	(853.4)	(809.3)	(960.7)
Minority Interests	(128.7)	(50.0)	(47.2)
Net Assets	17,416.7	20,293.3	19,255.4
Capital & Reserves			
Share Capital	1,300.9	1,284.4	1,177.1
Share Premium	4,037.1	4,165.5	4,283.2
Reserves	10,881.8	13,661.8	12,712.2
Proposed Dividend*	1,196.9	1,181.6	1,082.9
	17,416.7	20,293.3	19,255.4
Earnings per Share, HK Dollar*	0.58	0.55	0.51
Dividends per Share, HK Dollar*	0.35	0.32	0.29
Dividend Cover	1.74	1.74	1.76

* Comparative figures have been adjusted to account for the proposed final dividend in accordance with SSAP 9 and the bonus issue in 2001.

	1998	1997	1996	1995	1994	1993	1992
	1,206,236	1,149,441	1,095,910	1,044,799	990,660	926,036	854,559
	23,943	23,906	22,989	21,972	20,727	19,198	18,207
	11,000	11,000	11,000	11,118	11,118	11,118	8,372
	5,164	4,687	4,554	4,394	4,100	4,173	3,419
	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M	HK$ M
	5,426.6	5,583.8	4,796.9	4,252.7	3,718.4	3,259.6	2,960.5
	3,074.6	2,639.1	2,224.8	1,835.1	1,520.5	1,194.6	1,066.5
	(422.9)	(362.9)	(284.8)	(200.1)	(152.6)	(59.0)	(130.4)
	2,651.7	2,276.2	1,940.0	1,635.0	1,367.9	1,135.6	936.1
	4.2	7.1	6.1	0.5	–	–	–
	2,655.9	2,283.3	1,946.1	1,635.5	1,367.9	1,135.6	936.1
	1,511.9	1,384.4	1,046.9	870.3	741.8	571.7	444.7
	11,265.9	11,160.7	10,923.7	10,483.6	10,056.4	9,583.1	4,734.5
	2,337.0	1,989.3	925.6	627.4	–	–	–
	–	–	–	–	–	–	–
	414.5	383.5	68.5	68.5	10.7	0.8	3.6
	7,203.3	5,649.7	6,761.1	4,483.7	2,976.5	1,603.5	878.2
	(1,947.0)	(870.8)	(3,384.2)	(1,639.9)	(1,619.9)	(1,130.2)	(863.2)
	(914.2)	(1,072.1)	(2,518.0)	(2,366.0)	(712.3)	(1,049.4)	(1,262.0)
	(43.3)	(54.3)	(57.4)	(28.3)	–	–	–
	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4	9,007.8	3,491.1
	1,079.7	984.4	748.0	621.9	517.4	404.6	327.0
	4,334.7	4,431.2	1,353.2	1,404.2	1,452.5	591.6	221.6
	11,908.3	10,864.8	9,929.9	9,030.7	8,265.5	7,639.4	2,654.7
	993.5	905.6	688.2	572.2	476.0	372.2	287.8
	18,316.2	17,186.0	12,719.3	11,629.0	10,711.4	9,007.8	3,491.1
	0.46	0.41	0.36	0.30	0.26	0.22	0.18
	0.26	0.24	0.20	0.17	0.14	0.12	0.10
	1.76	1.65	1.86	1.88	1.84	1.99	2.11

Report of the Directors

The Directors have pleasure in submitting to Shareholders their Report and the Audited Accounts for the year ended 31st December 2001 which are to be presented at the Annual General Meeting to be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Thursday, 9th May 2002.

Principal Activities

The principal activities of the Company continue to be the production, distribution and marketing of town gas and related activities. The activities of the subsidiaries are shown on pages 79 and 80 of this Annual Report. Turnover and contribution to operating profit are mainly derived from activities carried out in Hong Kong.

Results and Appropriations

The results of the Group for the year ended 31st December 2001 are set out in the consolidated profit and loss account on page 50 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 22nd October 2001 and the Directors recommend a final dividend of HK 23 cents per share payable on 10th May 2002 to shareholders whose names are on the register of members on 26th April 2002.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 42 and 43 of this Annual Report.

Reserves

Changes in reserves of the Group and the Company during the year are set out in Note 27 to the Accounts.

Fixed Assets

Changes in fixed assets including the details of properties under development are shown in Note 12 to the Accounts.

Share Capital

Changes in share capital of the Company are shown in Note 25 to the Accounts.

Bank Loans and Overdrafts

Particulars of the bank loans and overdrafts of the Group are provided in Note 23 to the Accounts.

Charitable Donations

Charitable donations by the Group for 2001 amounted to HK$1,099,292 (2000: HK$878,600).

Directors

At the Annual General Meeting held on 3rd May 2001, Mr. Leung Hay Man and Mr. Lee Ka Kit were re-elected as Directors of the Company. Dr. Lee Shau Kee, Mr. Liu Lit Man, Dr. Lee Hon Chiu, Mr. Colin Lam Ko Yin, Dr. The Hon David Li Kwok Po, Mr. Ronald Chan Tat Hung, Mr. Chan Wing Kin, Mr. Kwan Yuk Choi and Mr. Lee Ka Shing held office throughout the year.

According to the Company's Articles of Association, one-third of the non-executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Dr. Lee Shau Kee and Mr. Liu Lit Man are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 7 and 8 of this Annual Report.

Disclosure of Interests

As at 31st December 2001, the interests of each Director of the Company in the equity securities of the Company as recorded in the register required to be kept under section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

Shares

Director	Personal	Family	Corporate	Other
Dr. Lee Shau Kee	2,932,886	–	–	1,960,925,256 (Note 4)
Mr. Liu Lit Man	1,399,813	–	–	–
Mr. Leung Hay Man	–	–	–	–
Dr. Lee Hon Chiu	–	–	–	–
Mr. Colin Lam Ko Yin	–	–	–	–
Dr. The Hon. David Li Kwok Po	9,967,348	–	–	–
Mr. Ronald Chan Tat Hung	1,764	–	–	–
Mr. Lee Ka Kit	–	–	–	–
Mr. Chan Wing Kin	93,478 (Note 5)	–	–	–
Mr. Kwan Yuk Choi	33,000	37,390	–	–
Mr. Lee Ka Shing	–	–	–	–

Save as mentioned above, as at 31st December 2001, the register maintained by the Company pursuant to section 29 of the SDI Ordinance recorded no other interests of the Directors in the equity or debt securities of the Company and its associated corporations nor any rights to subscribe for equity or debt securities of the Company granted to any directors or their respective spouse or children under 18 years of age nor the exercise of any such rights.

Substantial Shareholders' Interests

As at 31st December 2001, the following interests in the shares of the Company were recorded in the register required to be kept under section 16(1) of the SDI Ordinance:

Name of Company	No. of shares in which interested
Disralei Investment Limited (Note 1)	1,053,658,726
Timpani Investments Limited (Note 1)	1,493,863,275
Henderson Investment Limited (Note 1)	1,884,155,954
Kingslee S.A. (Note 1)	1,884,155,954
Henderson Land Development Company Limited (Note 1)	1,884,155,954
Henderson Development Limited (Note 2)	1,887,761,838
Hopkins (Cayman) Limited (Note 3)	1,960,925,256
Rimmer (Cayman) Limited (Note 3)	1,960,925,256

Notes:

1. Kingslee S.A., a subsidiary of Henderson Land Development Company Limited has a controlling interest in Henderson Investment Limited. The 1,884,155,954 shares were beneficially owned by some of the subsidiaries of Henderson Investment Limited. Timpani Investments Limited is a subsidiary of Henderson Investment Limited and, together with its subsidiary Disralei Investment Limited, beneficially owned 1,493,863,275 shares out of 1,884,155,954 shares.
2. Henderson Development Limited beneficially owned more than one third of the share capital in Henderson Land Development Company Limited. Of the 1,887,761,838 shares, 1,884,155,954 shares represented the shares described in Note 1 and the other shares were beneficially owned by a subsidiary of Henderson Development Limited.
3. Of these 1,960,925,256 shares, 1,887,761,838 shares represented the shares described in Notes 1 and 2. Rimmer (Cayman) Limited as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited as trustee of the Unit Trust beneficially owned all the issued shares which carry the voting rights in the share capitals of Henderson Development Limited and Fu Sang Company Limited.
4. Dr. Lee Shau Kee beneficially owned all the issued shares in Rimmer (Cayman) Limited and Hopkins (Cayman) Limited. These 1,960,925,256 shares included the shares described in Notes 1, 2 and 3.
5. These shares were jointly held by Mr. Chan Wing Kin and his spouse.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts

No Director has, or at any time during the year had, an interest, in anyway, directly or indirectly, in any contract with the Company or its subsidiaries which was significant in relation to the business of the Company.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of Own Shares

The Company announced on 13th June 2001 that a conditional cash offer ("the Offer") would be made to repurchase up to 300 million shares by inviting tenders at between HK$9.70 and HK$10.30 in cash per share. The Directors were given the right to increase the maximum number of shares to be repurchased to up to 400 million shares pursuant to an over-allocation. On 6th August 2001, the Company announced that the Board of Directors had decided to exercise the over-allocation in part, in accordance with the terms of the Offer, and to repurchase over 364 million shares. The strike price was set at HK$9.70 per share. The total consideration payable to the shareholders by the Company under the Offer was approximately HK$3,535.5 million.

During the year, the Company also repurchased 83,132,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$797,053,250 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

Month of Repurchase	Number of Shares Repurchased	Price per Share Highest HK$	Price per Share Lowest HK$	Aggregate Consideration Paid HK$
August 2001	6,353,000	9.65	9.60	61,260,900
September 2001	587,000	9.15	9.10	5,351,700
October 2001	10,419,000	9.70	9.50	100,182,600
November 2001	25,402,000	9.70	9.30	243,663,100
December 2001	40,371,000	9.70	9.40	386,594,950
Total	83,132,000			797,053,250

Save as mentioned above, the Company and any of its subsidiaries had not purchased, sold or redeemed any of its own shares during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 13.3 per cent and 55.5 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Company had complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

Audit Committee

The Audit Committee was formed in May 1996 to review and supervise the financial reporting process and internal control of the Company. The Audit Committee has reviewed the unaudited interim accounts and the audited annual accounts for 2001.

Auditors

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board. PricewaterhouseCoopers replaced Price Waterhouse in 1999 following their merger with Coopers & Lybrand.

Lee Shau Kee
Chairman

Hong Kong, 14th March 2002

Auditors' Report

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 50 to 80 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the Directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14th March 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended 31st December 2001

	Note	2001 HK$ M	2000 HK$ M
Turnover	2	6,857.4	6,650.9
Operating Profit before Returns on Investments	3	3,205.3	3,060.7
Investment Income		168.3	139.1
Interest Income		312.3	383.4
Interest Expense	4	(23.9)	(54.7)
Share of Profits less Losses of Associated Companies		(5.1)	50.6
Profit before Taxation	5	3,656.9	3,579.1
Taxation	8	(470.0)	(445.8)
Profit after Taxation		3,186.9	3,133.3
Minority Interests		(4.2)	(2.3)
Profit Attributable to Shareholders	9	3,182.7	3,131.0
Dividends	10	1,830.5	1,798.1
Earnings per Share, HK cents	11	58.0	55.2*

* Adjusted for bonus issue in 2001

The notes on pages 55 to 80 form part of these accounts.

Consolidated Balance Sheet

as at 31st December 2001

	Note	2001 HK$ M	2000 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	12	11,862.6	11,635.9
Associated Companies	14	2,460.2	2,440.1
Jointly Controlled Entity	15	208.7	25.0
Investment Securities	16	1,490.2	627.7
		16,021.7	14,728.7
Current Assets			
Inventories	17	512.8	601.7
Debtors and Payment in Advance	18	1,264.9	1,072.0
Housing Loans to Staff	19	185.8	203.8
Trading Securities	20	796.6	674.0
Time Deposits, Cash and Bank Balances	21	1,848.1	5,994.7
		4,608.2	8,546.2
Current Liabilities			
Trade and Other Payables	22	(666.0)	(651.3)
Provision for Taxation		(216.2)	(216.4)
Bank Loans and Overdrafts	23	(1,348.9)	(1,254.6)
		(2,231.1)	(2,122.3)
Net Current Assets		2,377.1	6,423.9
Total Assets Less Current Liabilities		18,398.8	21,152.6
Non-Current Liabilities			
Customers' Deposits		(839.6)	(788.6)
Deferred Taxation	24	(13.8)	(20.7)
		(853.4)	(809.3)
Minority Interests		(128.7)	(50.0)
Net Assets		17,416.7	20,293.3
Capital and Reserves			
Share Capital	25	1,300.9	1,284.4
Share Premium	26	4,037.1	4,165.5
Reserves	27	10,881.8	13,661.8
Proposed Dividend		1,196.9	1,181.6
		17,416.7	20,293.3

Approved by the Board of Directors on 14th March 2002

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 55 to 80 form part of these accounts.

Balance Sheet

as at 31st December 2001

	Note	2001 HK$ M	2000 HK$ M
Assets			
Non-Current Assets			
Fixed Assets	*12*	8,237.3	8,187.2
Subsidiaries	*13*	2,887.5	4,850.5
Associated Companies	*14*	587.7	869.9
Investment Securities	*16*	69.7	82.1
		11,782.2	13,989.7
Current Assets			
Inventories	*17*	493.2	572.4
Debtors and Payment in Advance	*18*	1,108.2	993.1
Housing Loans to Staff	*19*	185.8	203.8
Trading Securities	*20*	–	1.4
Time Deposit, Cash and Bank Balances	*21*	279.4	1,899.6
		2,066.6	3,670.3
Current Liabilities			
Trade and Other Payables	*22*	(564.1)	(594.4)
Provision for Taxation		(178.5)	(189.5)
Bank Loans and Overdrafts	*23*	(10.8)	(270.4)
		(753.4)	(1,054.3)
Net Current Assets		1,313.2	2,616.0
Total Assets Less Current Liabilities		13,095.4	16,605.7
Non-Current Liabilities			
Customers' Deposits		(839.6)	(788.6)
Deferred Taxation	*24*	(13.8)	(20.7)
		(853.4)	(809.3)
Net Assets		12,242.0	15,796.4
Capital and Reserves			
Share Capital	*25*	1,300.9	1,284.4
Share Premium	*26*	4,037.1	4,165.5
Reserves	*27*	5,707.1	9,164.9
Proposed Dividend		1,196.9	1,181.6
		12,242.0	15,796.4

Approved by the Board of Directors on 14th March 2002

Lee Shau Kee
Director

Lee Hon Chiu
Director

The notes on pages 55 to 80 form part of these accounts.

Consolidated Cash Flow Statement

for the year ended 31st December 2001

	Note	2001 HK$ M	2001 HK$ M	2000 HK$ M	2000 HK$ M
Net Cash Inflow from Operating Activities	*32*		3,605.1		3,643.4
Returns on Investments and Servicing of Finance					
Interest Received	*33*	336.6		360.6	
Interest Paid	*33*	(68.8)		(93.2)	
Dividends Received		35.0		26.9	
Dividends Paid		(1,815.2)		(1,699.4)	
Net Cash Outflow from Returns on Investments and Servicing of Finance			(1,512.4)		(1,405.1)
Taxation					
Hong Kong Profits Tax Paid			(464.9)		(533.7)
Investing Activities					
Sale of Fixed Assets		1.2		0.4	
Purchase of Fixed Assets		(606.3)		(672.2)	
Payment for Properties under Development		(2.8)		(3.6)	
Increase in Loans to Associated Companies		(274.9)		(893.2)	
Repayment of Loans from Associated Companies		406.2		1,168.8	
Decrease/(Increase) in Investments in Associated Companies		3.7		(6.0)	
Increase in Loan to the Jointly Controlled Entity		(1,265.0)		(25.0)	
Repayment of Loan from the Jointly Controlled Entity		1,100.0		–	
Sale of Investments in Securities		1,358.0		969.6	
Purchase of Investments in Securities		(2,225.0)		(1,076.9)	
Decrease/(Increase) in Time Deposits over 3 months		2,400.9		(1,917.0)	
Net Cash Inflow/(Outflow) from Investing Activities			896.0		(2,455.1)
Net Cash Inflow/(Outflow) before Financing			2,523.8		(750.5)
Financing					
Shares Repurchased	*27*	(4,361.8)		(393.7)	
Repayment to a Minority Shareholder	*34*	(3.7)		–	
Purchase of Debentures	*34*	–		(200.0)	
Increase in Bank Borrowings	*34*	1,013.5		3,327.1	
Repayment of Bank Borrowings	*34*	(917.9)		(2,219.9)	
Net Cash (Outflow)/Inflow from Financing			(4,269.9)		513.5
Decrease in Cash and Cash Equivalents			(1,746.1)		(237.0)
Cash and Cash Equivalents at 1st January			3,293.3		3,530.3
Cash and Cash Equivalents at 31st December			1,547.2		3,293.3
Analysis of the Balances of Cash and Cash Equivalents					
Cash and Bank Balances			120.5		56.7
Time Deposits up to three months			1,437.5		3,247.0
Bank Overdrafts			(10.8)		(10.4)
			1,547.2		3,293.3

The notes on pages 55 to 80 form part of these accounts.

Consolidated Statement of Recognised Gains and Losses

for the year ended 31st December 2001

	Note	2001 HK$ M	2000 HK$ M
Share of Revaluation Surplus of an Associated Company	*27*	**117.7**	–
Net Gain not recognised in the Profit and Loss account		**117.7**	–
Profit for the year	*27*	**3,182.7**	3,131.0
Total Recognised Gains		**3,300.4**	3,131.0

The notes on pages 55 to 80 form part of these accounts.

NOTES TO THE ACCOUNTS

1. Principal Accounting Policies

(a) Basis of Preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention as modified by the revaluation of certain land, properties under development and trading securities.

The Group has adopted new and revised Statements of Standard Accounting Practice ("SSAPs") which became effective on 1st January 2001. In accordance with the SSAP 9 (revised), "Events after the balance sheet date", issued by the HKSA and effective for accounting periods beginning on or after 1st January 2001, dividends proposed or declared after the balance sheet date are no longer recognised as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated. The effect of this change is to increase shareholders' funds at 31st December 1999 and 2000 by HK$1,082.9 million and HK$1,181.6 million respectively.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(c) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

Investments in subsidiaries are stated in the accounts of the Company at cost less provision, if necessary, for any impairment losses, plus net amounts due from the relevant companies.

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Associated Companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of the associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in associated companies are stated at cost less provision, if necessary, for any impairment losses. The results of the associated companies are accounted for by the Company on the basis of dividends received and receivable.

(e) Jointly Controlled Entities

A jointly controlled entity is a joint venture whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of the jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities and also goodwill/negative goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet, investments in jointly controlled entities are stated at cost less provision, if necessary, for any impairment losses. The results of the jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

1. Principal Accounting Policies (continued)

(f) Foreign Currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences arising therefrom are dealt with as a movement in reserves.

(g) Fixed Assets

Fixed assets other than properties under development are stated at cost or valuation less accumulated depreciation and accumulated impairment losses. Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their estimated useful lives. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs and other direct overheads.

Land for properties under development is stated at cost or valuation. Development expenditure is stated at the aggregate amount of costs, including capitalised interest, incurred at the balance sheet date.

Depreciation of fixed assets is calculated on a straight line basis to write off the cost or valuation less accumulated impairment losses of each asset over its estimated useful life commencing from the month following the date of commissioning or acquisition.

Depreciation periods are as follows:

Land	
– long term lease	Over unexpired terms of the leases
– medium term lease	Over unexpired terms of the leases
Capital Work in Progress	No depreciation
Properties under Development	No depreciation
Installations, Vehicles, Office Furniture and Equipment	5 – 10 years
Compressors	10 years
Production Plant	10 – 25 years
Meters and Risers	15 years
Gasholders, Office, Store and Buildings	30 years
Gas Mains	40 years

In prior years, gas mains were depreciated on a straight line basis over 30 years. The directors have reviewed the estimated useful lives of these assets and considered it appropriate to depreciate them on a straight line basis over 40 years. This represents a change in accounting estimate and the Group's depreciation charge for the current year has been reduced by approximately HK$44.0 million.

Effective from 1st January 1994, no further revaluations of the Group's land and properties under development have been carried out. The Group places reliance on paragraph 80 of SSAP 17, "Property, Plant and Equipment", which provides exemption from the need to make regular revaluations for such assets.

The carrying amounts of fixed assets are reviewed at each balance sheet date to assess whether their recoverable amounts have declined below their carrying amounts. If there is any indication that a fixed asset is impaired, the recoverable amount of the relevant asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such an impairment loss is recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for the same asset, in which case it is treated as a revaluation decrease.

Profit or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the asset is transferred to retained earnings and is shown as a movement in reserves.

1. Principal Accounting Policies (continued)

(h) Investments in Securities

Investments in securities represent equity and debt securities. Securities which are intended to be held on a continuing basis and for an identified long term purpose are classified as investment securities. Securities not classified as investment securities are classified as trading securities.

(i) Investment Securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of the relevant security will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. The impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading Securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from changes in fair values of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(i) Inventories

Inventories comprise stores and materials and work in progress, and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(j) Accounts Receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet date are stated net of such provision.

(k) Deferred Taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(l) Revenue Recognition

(i) Town gas sales – based on gas consumption derived from meter readings.
(ii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.
(iii) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.
(iv) Maintenance, services and other charges – when services are provided and invoiced.
(v) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.
(vi) Dividend income – recognised when the right to receive payment is established.
(vii) Sales of investments in securities – recognised upon the conclusion of the contract notes.
(viii) Rental income – recognised on a straight line basis.

1. Principal Accounting Policies *(continued)*

(m) Operating Leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing companies are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease periods.

(n) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) Retirement Benefit Costs

The Group contributes to two defined contribution retirement schemes which are available to salaried staff. The assets of the retirement schemes are held separately from those of the Group in independently administered funds. With the implementation of the Mandatory Provident Fund (MPF) Schemes Ordinance in December 2000, the Group also participates in master trust MPF schemes operated by independent service providers. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

The Group also operates a defined benefit retirement scheme providing benefits to hourly-paid employees based on final pay. The assets of the retirement scheme are held separately from those of the Group in an independently administered fund. Retirement benefit costs are charged to the profit and loss account based on the estimated liability accrued to members. Contributions are paid in accordance with the recommendations made in actuarial reports which are prepared every three years by an independent qualified actuary using the attained age method.

(p) Provisions and Contingent Liabilities

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

2. Turnover

The Group's principal activity is the production, distribution and marketing of gas and related activities in Hong Kong which accounts for more than 90 per cent of the Group's turnover and trading results. Accordingly, no segmental analysis is presented. Turnover comprises the following:

	2001 HK$ M	2000 HK$ M
Gas Sales before Fuel Cost Adjustment	5,690.3	5,410.0
Fuel Cost Adjustment	(29.2)	99.0
Gas Sales after Fuel Cost Adjustment	5,661.1	5,509.0
Equipment Sales	897.2	876.6
Maintenance and Services	221.0	211.3
Other Sales	78.1	54.0
	6,857.4	6,650.9

3. Operating Profit before Returns on Investments

	2001 HK$ M	2000 HK$ M
Turnover	6,857.4	6,650.9
Less Expenses:		
Stores and Materials Used	1,868.4	1,799.6
Salaries and Wages	693.4	669.3
Depreciation	457.3	470.4
Other Operating Items	633.0	650.9
Operating Profit before Returns on Investments	3,205.3	3,060.7

4. Interest Expense

	2001 HK$ M	2000 HK$ M
Interest on Bank Loans and Overdrafts	49.7	51.2
Interest on Other Loans wholly repayable within five years	–	11.9
	49.7	63.1
Interest on Customers' Deposits	16.2	26.9
	65.9	90.0
Less: Amount Capitalised	(42.0)	(35.3)
	23.9	54.7

5. Profit before Taxation

	2001 HK$ M	2000 HK$ M
Profit before Taxation is stated after crediting and charging the following:		
Crediting:		
Rental Income net of Outgoings	3.5	3.7
Dividend Income from Equity Securities		
– Listed	33.4	25.5
– Unlisted	1.6	1.4
Interest Income from Debt Securities		
– Listed	63.9	17.3
– Unlisted	21.8	12.7
Exchange Gain	15.5	18.1
Net Realised and Unrealised Gains on Investments in Securities	133.3	112.2
Charging:		
Cost of Inventories Sold	2,199.8	2,287.2
Depreciation	457.3	470.4
Operating Lease Rentals – Land and Buildings	20.6	21.6
Auditors' Remuneration	1.9	1.9
Retirement Benefit Costs (Note 7)	88.8	87.7
Net Loss on Residential Maintenance (Note 5a)	0.1	0.3
Note 5a		
Analysis of Net Loss on Residential Maintenance:		
Residential Maintenance Revenue	(151.6)	(143.2)
Less Expenses:		
Salaries and Wages	86.6	84.5
Other Operating Expenses	56.2	50.4
Administrative Overheads	8.9	8.6
Net Loss	0.1	0.3

6. Directors' and Senior Management's Emoluments

(a) Directors' Emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2001 HK$ M	2000 HK$ M
Fees	1.6	1.6
Salaries, Allowances and Benefits in Kind	10.7	10.3
Performance Bonus	10.4	9.8
Contributions to Retirement Scheme	5.0	5.0
	27.7	26.7

Number of directors whose emoluments fell within:

Emoluments Band (HK$ M)	2001	2000
0 – 1.0	8	8
8.0 – 8.5	1	2
8.5 – 9.0	2	1

During the year, the independent non-executive directors of the Company received directors' fees of HK$0.4 million (2000: HK$0.4 million) and gas allowances of HK$0.3 million (2000: HK$0.3 million).

(b) Five Highest Paid Individuals

The above analysis includes three (2000: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining two (2000: two) individuals are as follows:

	2001 HK$ M	2000 HK$ M
Salaries, Allowances and Benefits in Kind	3.8	3.8
Performance Bonus	3.3	3.1
Contributions to Retirement Scheme	1.2	1.0
	8.3	7.9

Number of individuals whose emoluments fell within:

Emoluments Band (HK$ M)	2001	2000
3.5 – 4.0	–	1
4.0 – 4.5	2	1

7. Retirement Benefit Costs

Contributions to the retirement schemes made by the Group and charged to the profit and loss account during the year amounted to HK$88.8 million (2000: HK$87.7 million). The benefits of the defined benefit scheme are determined by reference to the final wages and length of service of members.

The latest actuarial valuation of the defined benefit scheme was undertaken as at 31st December 1999 by an independent actuary, Ms. Wing F. Lui of Towers Perrin, a Fellow of the Society of Actuaries of the United States of America, using the attained age method. The valuation was based on the principal assumptions that the expected future income and expenditure of the scheme were discounted at 8 per cent per annum back to the valuation date to assess equivalent capitalised "present values"; and the discount rate was assumed to be 2 per cent per annum higher than the future increase in members' earnings. The actuarial valuation showed that as at 31st December 1999, the scheme assets covered 123 per cent of the benefits accrued to members based on their wages as at 31st December 1999.

8. Taxation

	2001 HK$ M	2000 HK$ M
Hong Kong Profits Tax is provided at the rate of 16% (2000: 16%) on the estimated assessable profit for the year	**476.9**	451.1
Deferred Taxation (Note 24)	**(6.9)**	(6.9)
	470.0	444.2
Share of taxation attributable to an associated company	**–**	1.6
	470.0	445.8

Deferred taxation amounting to HK$33.4 million for the year (2000: HK$49.3 million) has not been provided for in respect of accelerated depreciation allowances.

9. Profit Attributable to Shareholders

Profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$2,622.6 million (2000: HK$2,567.3 million).

10. Dividends

	2001 HK$ M	2000 HK$ M
Interim paid, of HK 12 cents per ordinary share (2000: HK 12 cents per ordinary share)	633.6	616.5
Final, proposed of HK 23 cents per ordinary share (2000: HK 23 cents per ordinary share)	1,196.9	1,181.6
	1,830.5	1,798.1

Notes

(a) The previously recorded final dividends proposed and declared after the balance sheet date but accrued in the accounts for the years ended 31st December 1999 and 2000 were HK$1,082.9 million and HK$1,181.6 million respectively. Under the new accounting policy as described in Note 1(a), these have been written back against opening reserves as at 1st January 2000 and 2001 as detailed in Note 27 and are now charged in the period in which they were proposed.

(b) At a meeting held on 14th March 2002 the directors declared a final dividend of HK 23 cents per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2002.

11. Earnings Per Share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$3,182.7 million (2000: HK$3,131.0 million) and the weighted average of 5,486,428,575 shares in issue (2000: 5,674,289,670 shares*) after adjusting for the bonus issue and shares repurchased during the year.

* Adjusted for bonus issue in 2001.

12. Fixed Assets

	Land HK$ M Note (a)	Properties under Development HK$ M Note (b)	Buildings, Plant, Mains & Other Equipment HK$ M Note (c)	Total HK$ M
Group				
Cost or Valuation				
At 1st January 2001	1,797.7	3,090.2	10,842.9	15,730.8
Additions	12.4	2.8	669.8	685.0
Disposals	–	–	(28.5)	(28.5)
At 31st December 2001	1,810.1	3,093.0	11,484.2	16,387.3
Accumulated Depreciation				
At 1st January 2001	220.5	–	3,874.4	4,094.9
Charge for the year	37.3	–	420.0	457.3
Disposals	–	–	(27.5)	(27.5)
At 31st December 2001	257.8	–	4,266.9	4,524.7
Net Book Value				
At 31st December 2001	1,552.3	3,093.0	7,217.3	11,862.6
At 31st December 2000	1,577.2	3,090.2	6,968.5	11,635.9
Company				
Cost or Valuation				
At 1st January 2001	1,771.9	–	10,449.9	12,221.8
Additions	–	–	498.9	498.9
Disposals	–	–	(37.2)	(37.2)
At 31st December 2001	1,771.9	–	10,911.6	12,683.5
Accumulated Depreciation				
At 1st January 2001	218.3	–	3,816.3	4,034.6
Charge for the year	36.7	–	401.6	438.3
Disposals	–	–	(26.7)	(26.7)
At 31st December 2001	255.0	–	4,191.2	4,446.2
Net Book Value				
At 31st December 2001	1,516.9	–	6,720.4	8,237.3
At 31st December 2000	1,553.6	–	6,633.6	8,187.2

12. Fixed Assets (continued)

Note (a) : Land

(i) The analysis of Cost or Valuation of Land is as follows:

	Group HK$ M	Company HK$ M
Items stated at:		
Cost	250.1	211.9
Valuation – 1993	1,560.0	1,560.0
	1,810.1	1,771.9

Land at North Point and Tai Po Industrial Estate was revalued by an independent qualified valuer, Chesterton Petty Limited, as at 31st December 1993 on an open market value basis. The carrying amount of the assets of the Group and the Company would have been HK$96.3 million (2000: HK$98.5 million) had they been carried at cost less accumulated depreciation.

(ii) The Net Book Value of Land is analysed as follows:

	Group HK$ M	Company HK$ M
Held in Hong Kong:		
On medium term leases	1,502.0	1,502.0
On long term leases	14.9	14.9
Held outside Hong Kong:		
On medium term leases	34.6	–
On long term leases	0.8	–
	1,552.3	1,516.9

Note (b) : Properties under Development

Properties under development represent long term leasehold land as follows:

(i) Ma Tau Kok South, Kowloon (remaining portion of Kowloon Marine Lot 102) with a site area of 130,000 square feet; and

(ii) Yeung Uk Road, Tsuen Wan (Lot No. 484 in Demarcation District No. 443) with a site area of 9,780 square feet.

The analysis of Cost or Valuation of Properties under Development is as follows:

	Group HK$ M
Items stated at:	
Cost	123.0
Valuation – 1993	2,970.0
	3,093.0

Property under development at Ma Tau Kok South was revalued by an independent qualified valuer, Chesterton Petty Limited, as at 31st December 1993 on an open market value basis.

12. Fixed Assets (continued)

Note (c) : Buildings, Plant, Mains and Other Equipment

	Buildings, Plant and Equipment HK$ M	Mains and Risers HK$ M	Meters and Installations HK$ M	Capital Work in Progress HK$ M	Total HK$ M
Group					
Cost					
At 1st January 2001	3,762.0	5,388.5	1,040.7	651.7	10,842.9
Additions	116.9	56.5	171.2	325.2	669.8
Transfers	14.1	247.6	–	(261.7)	–
Disposals	(25.2)	–	(2.9)	(0.4)	(28.5)
At 31st December 2001	3,867.8	5,692.6	1,209.0	714.8	11,484.2
Accumulated Depreciation					
At 1st January 2001	1,737.6	1,551.1	585.7	–	3,874.4
Charge for the year	202.3	154.6	63.1	–	420.0
Disposals	(24.6)	–	(2.9)	–	(27.5)
At 31st December 2001	1,915.3	1,705.7	645.9	–	4,266.9
Net Book Value					
At 31st December 2001	1,952.5	3,986.9	563.1	714.8	7,217.3
At 31st December 2000	2,024.4	3,837.4	455.0	651.7	6,968.5
Company					
Cost					
At 1st January 2001	3,614.5	5,199.9	1,039.2	596.3	10,449.9
Additions	49.1	9.7	170.6	269.5	498.9
Transfers	8.1	221.1	–	(229.2)	–
Disposals	(32.8)	–	(2.8)	(1.6)	(37.2)
At 31st December 2001	3,638.9	5,430.7	1,207.0	635.0	10,911.6
Accumulated Depreciation					
At 1st January 2001	1,706.3	1,524.8	585.2	–	3,816.3
Charge for the year	191.5	147.2	62.9	–	401.6
Disposals	(23.9)	–	(2.8)	–	(26.7)
At 31st December 2001	1,873.9	1,672.0	645.3	–	4,191.2
Net Book Value					
At 31st December 2001	1,765.0	3,758.7	561.7	635.0	6,720.4
At 31st December 2000	1,908.2	3,675.1	454.0	596.3	6,633.6

13. Subsidiaries

	2001 HK$ M	2000 HK$ M
Unlisted Shares, at Cost	1,810.1	1,810.1
Amounts due from Subsidiaries	4,418.5	4,870.5
	6,228.6	6,680.6
Amounts due to Subsidiaries	(3,341.1)	(1,830.1)
	2,887.5	4,850.5

The principal subsidiaries of the Company are shown on pages 79 and 80 of the accounts.

14. Associated Companies

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Share of Net Assets	177.2	66.9	–	–
Loans to Associated Companies	2,283.0	2,373.2	587.7	869.9
	2,460.2	2,440.1	587.7	869.9

Loans to associated companies are mainly for the financing of properties development projects and the amounts are unsecured, interest free and have no fixed terms of repayment. Particulars of the associated companies as at 31st December 2001 are listed below:

Name	Note	Issued Share Capital/ Registered Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45	Hong Kong	Property Development
Primeland Investment Limited	(ii)	95 shares of US$1 each	32	British Virgin Islands/ Hong Kong	Investment Holding
GH-Fusion Limited	(iii)	200 shares of US$1 each	50	British Virgin Islands	Investment Holding
Suzhou Industrial Park Hong Kong and China Gas Company Limited		RMB 44 million	45	People's Republic of China ("PRC")	Gas Production and Sales

14. Associated Companies (continued)

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The property development project is a joint development with Henderson Land Development Limited and has been completed and offered for sale in year 2000.

(ii) The Group has an effective interest of 15 per cent in the Airport Railway Hong Kong Station project through its 32 per cent interest in Primeland Investment Limited. The project, which includes office, commercial and hotel properties, is being developed in phases up to 2005.

(iii) The Group holds a 50 per cent interest in GH-Fusion Limited which has a wholly owned subsidiary in the PRC for the manufacturing of polyethylene fittings for gas and water pipe systems.

15. Jointly Controlled Entity

	Group	
	2001 HK$ M	2000 HK$ M
Loan to the Jointly Controlled Entity	208.7	25.0

Loan to the jointly controlled entity represents loan to Yieldway International Limited for the Sai Wan Ho property development project. The loan is unsecured, interest bearing and has no fixed terms of repayment. Particulars of the jointly controlled entity as at 31st December 2001 are listed below:

Name	Issued Share Capital	Percentage of the Group's Equity Interest	Place of Incorporation/ Operation	Principal Activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property Development

The Group has a 50 per cent interest in a residential development project at Sai Wan Ho which is held through Yieldway International Limited. The project is a joint development with Henderson Land Development Limited and is expected to be completed in 2005.

16. Investment Securities

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Debt Securities (Note a)	887.2	15.6	–	–
Equity Securities (Note b)	603.0	612.1	69.7	82.1
	1,490.2	627.7	69.7	82.1
Market Value of Listed Investments	1,868.6	1,242.4	74.7	89.3
Notes				
(a) Debt Securities				
Unlisted	11.8	–	–	–
Listed – overseas	875.4	15.6	–	–
	887.2	15.6	–	–
(b) Equity Securities				
Unlisted	5.8	20.6	5.8	18.2
Listed				
Hong Kong	594.3	588.6	63.9	63.9
Overseas	2.9	2.9	–	–
	603.0	612.1	69.7	82.1

17. Inventories

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Stores and Materials	253.6	289.7	234.6	273.6
Work in Progress	259.2	312.0	258.6	298.8
	512.8	601.7	493.2	572.4

At 31st December 2001, the amount of stores and materials of the Group and the Company carried at net realisable value amounted to HK$141.5 million (2000: HK$143.1 million).

18. Debtors and Payment in Advance

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Trade Debtors (Note)	**888.8**	829.6	**859.0**	813.0
Other Debtors and Receivables	**153.9**	114.0	**31.8**	53.0
Payment in Advance	**222.2**	128.4	**217.4**	127.1
	1,264.9	1,072.0	**1,108.2**	993.1

Note

The Group has established credit policies for different types of customers. The credit period offered for trade debtors ranges from 30 to 60 days. These are subject to periodic review by management. As at 31st December 2001, the aging analysis of the trade debtors, net of provision, was as follows:

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
0 – 30 days	**785.8**	682.4	**765.0**	673.8
31 – 60 days	**42.0**	66.8	**40.9**	64.7
61 – 90 days	**13.5**	19.3	**13.1**	18.9
Over 90 days	**47.5**	61.1	**40.0**	55.6
	888.8	829.6	**859.0**	813.0

19. Housing Loans to Staff

The housing loans to staff includes loans made to two directors of the Company disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance as follows:

	Balance at 31/12/2001 HK$ M	Balance at 31/12/2000 HK$ M	Maximum Balance Outstanding during 2001 HK$ M
Alfred Chan Wing Kin	2.8	3.2	3.2
James Kwan Yuk Choi	3.0	3.4	3.4
	5.8	6.6	6.6

The loans are secured by mortgages on the properties purchased. The loans are repayable up to March 2008 for Mr. Alfred Chan Wing Kin and November 2008 for Mr. James Kwan Yuk Choi by monthly instalments which include interest at an annual rate of 2.5 per cent and 3.0 per cent below the best lending rate in Hong Kong during the period 1st January to 23rd January 2001 and 24th January to 31st December 2001 respectively.

20. Trading Securities

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Debt Securities (Note a)	750.7	434.4	–	–
Equity Securities (Note b)	45.9	239.6	–	1.4
	796.6	674.0	–	1.4
Notes				
(a) Debt Securities				
Unlisted	311.2	122.5	–	–
Listed				
Hong Kong	66.4	124.3	–	–
Overseas	373.1	187.6	–	–
	750.7	434.4	–	–
(b) Equity Securities				
Unlisted	–	23.3	–	–
Listed				
Hong Kong	44.3	120.1	–	–
Overseas	1.6	96.2	–	1.4
	45.9	239.6	–	1.4

21. Time Deposits, Cash and Bank Balances

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Time Deposits up to three months	1,437.5	3,247.0	216.4	1,142.4
Time Deposits over three months	290.1	2,691.0	43.5	720.4
	1,727.6	5,938.0	259.9	1,862.8
Cash and Bank Balances	120.5	56.7	19.5	36.8
	1,848.1	5,994.7	279.4	1,899.6

22. Trade and Other Payables

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Trade Creditors (Note)	**153.5**	109.6	**121.1**	90.1
Other Creditors and Accruals	**512.5**	541.7	**443.0**	504.3
	666.0	651.3	**564.1**	594.4

Note

At 31st December 2001, the aging analysis of the trade creditors was as follows:

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
0 – 30 days	**140.5**	100.7	**119.8**	89.3
31 – 60 days	**5.1**	2.4	**1.2**	0.5
61 – 90 days	**2.1**	1.0	**–**	–
Over 90 days	**5.8**	5.5	**0.1**	0.3
	153.5	109.6	**121.1**	90.1

23. Bank Loans and Overdrafts

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Bank Loans	**1,338.1**	1,244.2	**–**	260.0
Bank Overdrafts	**10.8**	10.4	**10.8**	10.4
	1,348.9	1,254.6	**10.8**	270.4

24. Deferred Taxation

	Group and Company	
	2001 HK$ M	2000 HK$ M
At 1st January	**20.7**	27.6
Transfer to the Profit and Loss Account (Note 8)	**(6.9)**	(6.9)
At 31st December	**13.8**	20.7

24. Deferred Taxation (continued)

The deferred taxation balance relates to the timing differences arising from accelerated depreciation allowances.

The potential liability for deferred taxation in respect of accelerated depreciation allowances for which no provision has been made at 31st December 2001 amounted to HK$807.1 million (2000: HK$773.7 million).

Deferred taxation has not been provided for in respect of the properties revaluation surplus as this does not constitute a timing difference.

25. Share Capital

	Ordinary Shares of HK$0.25 each			
	Number of Shares		Nominal Value	
	2001	2000	2001 HK$ M	2000 HK$ M
Authorised:				
At 1st January and at 31st December	10,000,000,000	10,000,000,000	2,500.0	2,500.0
Issued and Fully Paid:				
At 1st January	5,137,585,155	4,708,467,414	1,284.4	1,177.1
Bonus Issue (Note 26)	513,758,515	470,846,741	128.4	117.7
Repurchase of Shares	(447,619,226)	(41,729,000)	(111.9)	(10.4)
At 31st December	5,203,724,444	5,137,585,155	1,300.9	1,284.4

By an ordinary resolution passed on 3rd May 2001, the issued share capital was increased by way of a bonus issue by applying HK$128,439,629 charging to the share premium account in payment in full at par of 513,758,515 shares of HK$0.25 each on the basis of one new share for every ten shares held on 20th April 2001. These shares rank pari passu with the existing shares.

On 13th June 2001, the Company announced a conditional cash offer to repurchase up to 300 million shares (subject to adjustment for increase up to 400 million shares) at an offer price of between HK$9.7 and HK$10.3 in cash per share. The proposed offer was approved by ordinary resolutions passed at the Extraordinary General Meeting of the Company held on 21st July 2001. On 6th August 2001, the Company announced its acceptance of a total of 364,487,226 shares at HK$9.7 per share under the offer for a total consideration of approximately HK$3,535.5 million before expenses. During the year, the Company also repurchased 83,132,000 shares on The Stock Exchange of Hong Kong Limited for an aggregate consideration of HK$797.1 million before expenses.

26. Share Premium

	Group and Company	
	2001 HK$ M	2000 HK$ M
At 1st January	4,165.5	4,283.2
Less: Bonus Issue (Note 25)	(128.4)	(117.7)
At 31st December	4,037.1	4,165.5

27. Reserves

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2001	4,420.8	7,320.0	24.8	1,896.2	13,661.8
Effect of adopting revised SSAP 9 (Note 10a)	–	–	–	1,181.6	1,181.6
At 1st January 2001 as restated	4,420.8	7,320.0	24.8	3,077.8	14,843.4
Profit Attributable to Shareholders	–	–	–	3,182.7	3,182.7
Share of Revaluation Surplus of an Associated Company	117.7	–	–	–	117.7
Transfer (from)/to General Reserve	–	(3,500.0)	–	3,500.0	–
Shares Repurchased	–	–	111.9	(4,361.8)	(4,249.9)
2000 Final Dividend paid	–	–	–	(1,181.6)	(1,181.6)
2001 Interim Dividend paid	–	–	–	(633.6)	(633.6)
2001 Final Dividend proposed	–	–	–	(1,196.9)	(1,196.9)
At 31st December 2001	4,538.5	3,820.0	136.7	2,386.6	10,881.8
Company and Subsidiaries	4,420.8	3,820.0	136.7	2,330.8	10,708.3
Associated Companies	117.7	–	–	55.8	173.5
	4,538.5	3,820.0	136.7	2,386.6	10,881.8
Company					
At 1st January 2001	1,450.8	7,320.0	24.8	369.3	9,164.9
Effect of adopting revised SSAP 9 (Note 10a)	–	–	–	1,181.6	1,181.6
At 1st January 2001 as restated	1,450.8	7,320.0	24.8	1,550.9	10,346.5
Profit Attributable to Shareholders	–	–	–	2,622.6	2,622.6
Transfer (from)/to General Reserve	–	(3,500.0)	–	3,500.0	–
Shares Repurchased	–	–	111.9	(4,361.8)	(4,249.9)
2000 Final Dividend paid	–	–	–	(1,181.6)	(1,181.6)
2001 Interim Dividend paid	–	–	–	(633.6)	(633.6)
2001 Final Dividend proposed	–	–	–	(1,196.9)	(1,196.9)
At 31st December 2001	1,450.8	3,820.0	136.7	299.6	5,707.1

27. Reserves (continued)

	Properties Revaluation Reserve HK$ M	General Reserve HK$ M	Capital Redemption Reserve HK$ M	Unappropriated Profits HK$ M	Total HK$ M
Group					
At 1st January 2000	4,420.8	6,920.0	14.4	1,357.0	12,712.2
Effect of adopting revised SSAP 9 (Note 10a)	–	–	–	1,082.9	1,082.9
At 1st January 2000 as restated	4,420.8	6,920.0	14.4	2,439.9	13,795.1
Profit Attributable to Shareholders	–	–	–	3,131.0	3,131.0
Transfer (from)/to General Reserve	–	400.0	–	(400.0)	–
Shares Repurchased	–	–	10.4	(393.7)	(383.3)
1999 Final Dividend paid	–	–	–	(1,082.9)	(1,082.9)
2000 Interim Dividend paid	–	–	–	(616.5)	(616.5)
2000 Final Dividend proposed	–	–	–	(1,181.6)	(1,181.6)
At 31st December 2000	4,420.8	7,320.0	24.8	1,896.2	13,661.8
Company and Subsidiaries	4,420.8	7,320.0	24.8	1,835.3	13,600.9
Associated Companies	–	–	–	60.9	60.9
	4,420.8	7,320.0	24.8	1,896.2	13,661.8
Company					
At 1st January 2000	1,450.8	6,920.0	14.4	393.8	8,779.0
Effect of adopting revised SSAP 9 (Note 10a)	–	–	–	1,082.9	1,082.9
At 1st January 2000 as restated	1,450.8	6,920.0	14.4	1,476.7	9,861.9
Profit Attributable to Shareholders	–	–	–	2,567.3	2,567.3
Transfer (from)/to General Reserve	–	400.0	–	(400.0)	–
Shares Repurchased	–	–	10.4	(393.7)	(383.3)
1999 Final Dividend paid	–	–	–	(1,082.9)	(1,082.9)
2000 Interim Dividend paid	–	–	–	(616.5)	(616.5)
2000 Final Dividend proposed	–	–	–	(1,181.6)	(1,181.6)
At 31st December 2000	1,450.8	7,320.0	24.8	369.3	9,164.9

The distributable reserves of the Company at 31st December 2001, comprising general reserve and unappropriated profits, amounted to HK$5,316.5 million (2000: HK$8,870.9 million) before the proposed final dividend for the year ended 31st December 2001.

28. Contingent Liabilities

Guarantees have been executed in respect of banking facilities and other borrowings as follows:

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Subsidiaries	–	–	3,365.0	3,026.4
Associated Companies	1,082.9	1,050.0	1,082.9	1,050.0
Jointly Controlled Entity	1,200.0	–	1,200.0	–
	2,282.9	1,050.0	5,647.9	4,076.4

Save as disclosed above, the Company and the Group did not have any further contingent liabilities as at 31st December 2001.

29. Capital Commitments

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
Capital expenditure authorised but not brought into the accounts at 31st December	452.9	1,605.0	357.0	365.3
Of which, contracts had been entered into at 31st December	194.4	1,361.5	128.3	122.6

30. Lease Commitments

At 31st December 2001, future aggregate minimum lease payments of land and buildings under non-cancellable operating leases were as follows:

	Group		Company	
	2001 HK$ M	2000 HK$ M	2001 HK$ M	2000 HK$ M
– Not later than one year	15.8	10.8	15.2	10.1
– Later than one year and not later than five years	10.4	4.7	10.1	4.6
	26.2	15.5	25.3	14.7

31. Related Party Transactions

Save as disclosed in notes 14 and 15, there were no other significant related party transactions undertaken by the Company and the Group at anytime during the year.

32. Reconciliation of Profit before Taxation to Net Cash Inflow from Operating Activities

	2001 HK$ M	2000 HK$ M
Profit before Taxation	3,656.9	3,579.1
Share of Losses/(Profits) of Associated Companies	5.1	(50.6)
Interest Income	(312.3)	(383.4)
Interest Expense	23.9	54.7
Dividend Income from Equity Securities	(35.0)	(26.9)
Depreciation	457.3	470.4
(Gain)/Loss on Disposal of Fixed Assets	(0.2)	8.9
Net Realised and Unrealised Gain on Investments in Securities	(133.3)	(112.2)
Increase in Customers' Deposits	51.0	55.5
Decrease/(Increase) in Inventories	91.6	(45.0)
(Increase)/Decrease in Debtors and Payments in Advance	(234.8)	8.4
Decrease in Housing Loans to Staff	18.0	10.4
Increase in Creditors and Accruals	17.2	73.2
Exchange Differences	(0.3)	0.9
Net Cash Inflow from Operating Activities	3,605.1	3,643.4

33. Reconciliation of Interest Income and Expense to Interest Received and Paid

	2001 HK$ M	2000 HK$ M
Interest Income	(312.3)	(383.4)
(Decrease)/Increase in Interest Receivable	(24.3)	22.8
Interest Received	(336.6)	(360.6)
Interest Expense	23.9	54.7
Decrease in Interest Payable	44.9	38.5
Interest Paid	68.8	93.2

34. Analysis of Changes in Financing During the Year

	Share Capital and Share Premium HK$ M	Capital Redemption Reserve HK$ M	Debentures HK$ M	Bank Loans HK$ M	Minority Interests HK$ M	Total HK$ M
At 1st January 2001	5,449.9	24.8	–	1,244.2	50.0	6,768.9
Net Cash Inflow/(Outflow) from Financing	–	–	–	95.6	(3.7)	91.9
Transfer to Capital Redemption Reserve	(111.9)	111.9	–	–	–	–
Injection in form of Fixed Assets	–	–	–	–	78.2	78.2
Share of Profit	–	–	–	–	4.2	4.2
Effect of Foreign Exchange Differences	–	–	–	(1.7)	–	(1.7)
At 31st December 2001	5,338.0	136.7	–	1,338.1	128.7	6,941.5
At 1st January 2000	5,460.3	14.4	200.0	136.6	47.2	5,858.5
Net Cash (Outflow)/Inflow from Financing	–	–	(200.0)	1,107.2	–	907.2
Transfer to Capital Redemption Reserve	(10.4)	10.4	–	–	–	–
Share of Profit	–	–	–	–	2.3	2.3
Effect of Foreign Exchange Differences	–	–	–	0.4	0.5	0.9
At 31st December 2000	5,449.9	24.8	–	1,244.2	50.0	6,768.9

Subsidiary Companies

The following is a list of the principal subsidiaries as at 31st December 2001:

Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
# Tumbrel Investment Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding
# Skyward Investments Limited	10 million ordinary shares of HK$1 each	100	Hong Kong	Group Financing
# Edonlite Holdings Limited	1,800 million ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Primebay Investments Limited	1,800 million ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
# Brilliant World International Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
# Towngas Industrial Gas Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Dry Ice and Production of Industrial Gas
# Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment Holding
State Express Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Building Contractor
Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Development
Vast World Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands	Investment Holding
Planwise Properties Limited	2,000 ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property Development
Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Union World Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands	Group Financing
Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Upwind International Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
Superfun Enterprises Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Securities Investment
U-Tech Engineering Company Limited	5,500,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and Related Businesses

Direct subsidiaries of the Company.

Subsidiary Companies (continued)

Name	Issued Share Capital/ Registered Capital	Percentage of Issued/ Registered Capital Held	Place of Incorporation/ Operation	Principal Activity
Technology Capitalisation Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Pathview Properties Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
ECO Energy Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG Filling Stations
Danetop Services Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Barnaby Assets Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Towngas Retail Enterprises Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, Restaurant and Retail Sales
# Towngas International Company Limited	1 ordinary share of US$1 each	100	British Virgin Islands/ Hong Kong	Investment Holding
Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
HKCG Meters Limited	100 ordinary shares of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Manufacturing) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Panyu) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Zhongshan) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Guangzhou) Limited	1,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Suzhou) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Qingdao) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
Hong Kong & China Gas (Yixing) Limited	1 ordinary share of US$1 each	100	British Virgin Islands	Investment Holding
* Panyu Hong Kong & China Gas Limited	RMB 105.0 million	80	PRC	Gas Production and Sales
* Zhongshan Hong Kong & China Gas Limited	RMB 96.0 million	70	PRC	Gas Production and Sales
* Guangzhou Dongyong Hong Kong & China Gas Limited	RMB 48.1 million	80	PRC	Gas Production and Sales
* Qingdao Zhongji Hong Kong & China Gas Company Limited	RMB 14.0 million	90	PRC	Gas Production and Sales
* Yixing Hong Kong & China Gas Company Limited	RMB 107.5 million	80	PRC	Gas Production and Sales

Direct subsidiaries of the Company.

* Sino-foreign Equity Joint Ventures.

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
ISSUE OF BONUS SHARES
GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES
AND
AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held in Hong Kong on Thursday, 9th May 2002 at noon at which the above proposals will be considered is set out on pages 9 to 13. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting.

15th April 2002

CONTENTS

	2002
Latest date of dealing in Shares cum entitlements to the final dividend and the Bonus Share Issue	Friday, 19th April
Latest time for lodging transfers for entitlements to the final dividend and the Bonus Share Issue	4:00 p.m. on Tuesday, 23rd April
Register closes	Wednesday, 24th April
Record Date for entitlement to the final dividend and Bonus Share Issue	Friday, 26th April
Register re-opens	Monday, 29th April
Proxy forms for the Annual General Meeting to be returned by	Noon on Tuesday, 7th May
Annual General Meeting	Noon on Thursday, 9th May
Despatch of dividend cheques and certificates for Bonus Shares	Friday, 10th May
First date of dealing in the Bonus Shares	Tuesday, 14th May

In this document and the appendix the following expressions have the following meanings unless the context otherwise requires:–

"Annual General Meeting"	the annual general meeting of the Company to be held on Thursday, 9th May 2002 at noon, notice of which is set out on pages 9 to 13 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Bonus Shares"	the Shares proposed to be issued by way of bonus on the terms set out in this document
"Bonus Share Issue"	issue of Bonus Shares
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	26th April 2002, being the date for determination of entitlement to the final dividend and Bonus Shares
"Register"	the register of members of the Company
"relevant financial documents"	the documents required to be sent under section 129G(1) of the Ordinance in respect of the Company
"Shareholders"	holders of Shares
"Shares"	shares of $0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"summary financial report"	a summary financial report of the Company which complies with section 141CF(1) of the Ordinance
"$" or "cent"	Hong Kong dollars and cents respectively

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. Lee Shau Kee, *Chairman**
Mr. Liu Lit Man**
Mr. Leung Hay Man*
Dr. Lee Hon Chiu**
Mr. Colin Lam Ko Yin*
Dr. The Hon. David Li Kwok Po**
Mr. Ronald Chan Tat Hung
Mr. Lee Ka Kit*
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing*

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

15th April 2002

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR ISSUE OF BONUS SHARES GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

1. INTRODUCTION

In the announcement dated 14th March 2002 of the audited results of the Company for the year ended 31st December 2001, your Directors proposed the Bonus Share Issue, details of which, together with a proposal to renew general mandates granted to your Directors to issue Shares and repurchase Shares are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting convened for the purpose of considering and, if thought fit, passing resolutions to approve the Bonus Share Issue, the renewal of the general mandates and the amendments to the Articles of Association.

2. ISSUE OF BONUS SHARES

Your Directors recommend a bonus issue of Shares, credited as fully paid by way of capitalisation of part of the Company's share premium account, on the basis of one Bonus Share for every ten existing Shares held by Shareholders whose names are on the Register on the Record Date. The Bonus Shares will rank pari passu in all respects with the Shares from their date of issue except that they will not rank for any dividend declared or recommended by the Company in respect of the year ended 31st December 2001. Fractional entitlements to Bonus Shares will not be allotted and will be aggregated and sold for the benefit of the Company. As at 4th April 2002, being the latest practicable date prior to the printing of this document for determining such figure, the number of Shares in issue was 5,173,505,444. Based on such figures, the number of Bonus Shares to be issued is 517,350,544.

3. CONDITIONS OF THE BONUS SHARE ISSUE

The Bonus Share Issue is conditional upon:–

(a) Shareholders approving Resolution 6(I) as set out in the notice of Annual General Meeting of the Company at the Annual General Meeting; and

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Bonus Shares.

4. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Wednesday, 24th April 2002 to Friday, 26th April 2002 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend and Bonus Share Issue. In order to qualify for the proposed final dividend and Bonus Share Issue, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd April 2002.

5. TRADING ARRANGEMENTS

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Bonus Shares. Subject to the granting of listing of and permission to deal on the Stock Exchange as well as compliance with the stock admission requirements of Hongkong Clearing, the Bonus Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from Tuesday, 14th May 2002 or such other date as shall be determined by Hongkong Clearing. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Settlement of transactions between members of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.

The Bonus Shares will be traded in board lots of 1,000 Shares each. It is expected that certificates for the Bonus Shares will be posted to Shareholders on Friday, 10th May 2002 at their own risk.

The Shares are not listed or dealt in on any stock exchange other than the Stock Exchange. The Directors do not intend to apply for listing of or permission to deal in the Bonus Shares on any stock exchange other than the Stock Exchange.

Stamp duty in Hong Kong will be payable in respect of dealings in the Bonus Shares.

6. GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 3rd May 2001, ordinary resolutions were passed to renew the general mandates to the Directors (i) to repurchase, inter alia, Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company; and (ii) to allot, issue and otherwise deal with Shares not exceeding 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 3rd May 2001 and the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's then issued share capital) of any Shares repurchased by the Company.

Pursuant to the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 6(II) and 6(III) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

The Explanatory Statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase resolution is set out in the Appendix to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

7. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 4th January 2002, certain amendments to the Ordinance came into force which permit the Company to distribute to Shareholders and other entitled persons (subject to their consent) summary financial reports in lieu of the relevant financial documents. The new provisions further permit the Company, subject to the consent of the relevant recipient, to publish the relevant financial documents and/or the summary financial report on the Company's computer network in lieu of sending printed copies of those documents.

Prior to these amendments to the Ordinance, it was necessary for the Company to send to each Shareholder, amongst other things, a printed copy of the relevant financial documents. Article 145 of the Articles of Association presently reflects this. In order to take advantage of the potential cost savings resulting from the amendments to the Ordinance, a special resolution will be proposed at the Annual General Meeting to amend the Articles of Association to permit the Company, with the authorisation of the relevant recipients, (i) to distribute summary financial reports with, or in lieu of, the relevant financial documents; and (ii) to publish the summary financial report and/or the relevant financial documents on the Company's computer network in lieu of sending printed copies. Corresponding amendments to Article 2 of the Articles of Association will also be proposed at the Annual General Meeting.

Even if Shareholders vote in favour of this special resolution, they will still be able to elect to receive printed copies of the summary financial reports with, or in lieu of, the relevant financial documents.

Further, in order to facilitate the Company to send other notices and documents by electronic means, additional changes are being proposed to amend Articles 18, 56, 62, 135(A)(i)(b), 147 and 150 of the Articles of Association at the Annual General Meeting.

Your Directors consider that the proposed amendments to the Articles of Association are beneficial to the Company and the Shareholders. A special resolution which requires not less than 75 per cent of the votes cast by Shareholders attending and entitled to vote at the Annual General Meeting will be put forth as special business to be considered and approved by the Shareholders.

8. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held at the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Thursday, 9th May 2002 at noon is set out on pages 9 to 13. At the Annual General Meeting, ordinary resolutions numbered 6(I), (II) and (III) and special resolution numbered 6(IV) will be proposed to approve the issue of Bonus Shares, the renewal of the general mandate for the repurchase of Shares, the renewal of the general mandate to allot, issue and otherwise dispose of additional Shares and the amendment of the Articles of Association.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's Registrars, Central Registration Hong Kong Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting even if you have completed and sent in a proxy form.

9. RECOMMENDATIONS

Your Directors believe that the Bonus Share Issue, the general mandates to repurchase Shares and to issue new Shares and the amendments to the Articles of Association are in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "shares" means share(s) of all classes in the capital of the Company and includes shares of $0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 6(II) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the grant of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up shares representing up to 10 per cent of the shares in issue as at the date of such Resolution. As at 4th April 2002, being the latest practicable date prior to the printing of this document for determining such figure, the number of Shares in issue was 5,173,505,444. On the basis of such figure, the number of Shares after the approval of the Bonus Share Issue would be 5,690,855,988 and the Directors (subject to the approval of the Bonus Share Issue) would be authorised to repurchase up to 569,085,598 Shares.

(ii) The Directors believe that the ability to repurchase shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per share. The Directors are seeking the grant of a general mandate to repurchase shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the Annual Report for the year ended 31st December 2001) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor (to their best knowledge) any of their associates (as defined in the Listing Rules) presently intend to sell shares to the Company in the event that the general mandate is granted.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at 4th April 2002, being the latest practicable date prior to the printing of this document, Dr. Lee Shau Kee, the Chairman, beneficially owned 2,932,886 Shares personally (0.06 per cent of the total issued Shares). In addition, 1,960,925,256 Shares (37.90 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("HD"), Fu Sang Company Limited ("FS") and some of the subsidiaries of Henderson Investment Limited ("HI"). Henderson Land Development Company Limited, a subsidiary of HD, beneficially owned more than 50 per cent of the issued shares of HI. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of HD and FS. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(viii) In the six months immediately prior to the printing of this document, the Company repurchased Shares on the Stock Exchange as follows:

Date of Repurchase	**Number of Shares Repurchased**	**Price per Share**	
		Highest *($)*	**Lowest** *($)*
18th October 2001	1,100,000	9.65	9.55
22nd October 2001	1,050,000	9.65	9.55
23rd October 2001	673,000	9.70	9.65
24th October 2001	1,227,000	9.70	9.65
26th October 2001	1,603,000	9.70	9.55
29th October 2001	3,473,000	9.60	9.50
30th October 2001	860,000	9.70	9.55
31st October 2001	433,000	9.70	9.65
1st November 2001	541,000	9.70	9.65
2nd November 2001	1,843,000	9.70	9.60
5th November 2001	1,184,000	9.70	9.60
6th November 2001	2,339,000	9.70	9.60
7th November 2001	1,620,000	9.60	9.55
8th November 2001	1,833,000	9.70	9.60
9th November 2001	1,467,000	9.70	9.60
12th November 2001	2,320,000	9.65	9.60
13th November 2001	1,000,000	9.70	9.65
14th November 2001	1,300,000	9.70	9.65
15th November 2001	1,200,000	9.70	9.60
16th November 2001	1,200,000	9.60	9.55
19th November 2001	1,155,000	9.60	9.55
20th November 2001	1,000,000	9.55	9.50
21st November 2001	800,000	9.50	9.35
22nd November 2001	500,000	9.55	9.45
23rd November 2001	700,000	9.50	9.40

Date of Repurchase	Number of Shares Repurchased	Price per Share Highest ($)	Lowest ($)
26th November 2001	800,000	9.45	9.35
27th November 2001	500,000	9.35	9.30
28th November 2001	500,000	9.45	9.35
29th November 2001	500,000	9.55	9.45
30th November 2001	1,100,000	9.65	9.50
3rd December 2001	2,273,000	9.70	9.55
4th December 2001	2,000,000	9.70	9.60
5th December 2001	2,254,000	9.65	9.60
6th December 2001	3,510,000	9.50	9.40
7th December 2001	1,719,000	9.55	9.45
10th December 2001	2,031,000	9.60	9.50
11th December 2001	1,910,000	9.60	9.55
12th December 2001	2,000,000	9.55	9.45
13th December 2001	2,000,000	9.55	9.55
14th December 2001	2,000,000	9.60	9.55
17th December 2001	2,500,000	9.65	9.55
18th December 2001	2,088,000	9.65	9.45
19th December 2001	1,852,000	9.60	9.55
20th December 2001	3,000,000	9.65	9.55
21st December 2001	2,040,000	9.60	9.50
24th December 2001	2,000,000	9.65	9.55
27th December 2001	1,919,000	9.65	9.55
28th December 2001	2,000,000	9.65	9.60
31st December 2001	1,275,000	9.65	9.55
2nd January 2002	1,000,000	9.60	9.55
3rd January 2002	920,000	9.60	9.55
4th January 2002	1,000,000	9.65	9.60
7th January 2002	3,142,000	9.65	9.55
8th January 2002	2,090,000	9.55	9.50
9th January 2002	2,920,000	9.60	9.50
10th January 2002	1,890,000	9.60	9.50
11th January 2002	1,412,000	9.65	9.55
14th January 2002	1,143,000	9.65	9.65
15th January 2002	1,651,000	9.65	9.60
16th January 2002	638,000	9.65	9.65
17th January 2002	1,484,000	9.65	9.60
18th January 2002	1,150,000	9.60	9.60
21st January 2002	400,000	9.65	9.65
22nd January 2002	128,000	9.65	9.65
23rd January 2002	800,000	9.65	9.65
24th January 2002	6,000,000	9.65	9.65
25th January 2002	1,000,000	9.70	9.70
4th February 2002	1,000,000	9.70	9.70
5th February 2002	451,000	9.70	9.70

Save as disclosed above, the Company had not purchased any Shares in the six months immediately prior to the printing of this document.

(ix) No "connected person", that is, a director, chief executive or substantial shareholder or their respective associates (as defined in the Listing Rules) of the Company has notified it of a present intention to sell shares to the Company and no such persons have undertaken not to sell any shares held by them to the Company in the event that the general mandate is granted by the Shareholders.

(x) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest	Lowest
	($)	*($)*
April 2001	10.409A	9.000
May 2001	9.800	9.100
June 2001	10.100	9.000
July 2001	9.900	9.300
August 2001	9.950	9.500
September 2001	9.900	9.000
October 2001	9.900	9.450
November 2001	9.850	9.250
December 2001	9.800	9.400
January 2002	9.950	9.450
February 2002	11.150	9.700
March 2002	11.350	10.650
April 2002 (up to 4th April#)	10.850	10.450

A adjusted for the bonus issue 1 for 10 with ex-date 12th April 2001
 # the latest practicable date prior to the printing of this circular

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited will be held in the Pheasant Room, Mandarin Oriental Hotel, Hong Kong on Thursday, 9th May 2002 at noon for the following purposes:

1. To receive and consider the statement of accounts for the year ended 31st December 2001 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors to fix their remuneration.

5. To approve each Director's fee at the rate of HK$130,000 per annum and in the case of the Chairman an additional fee at the rate of HK$130,000 per annum.

6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions and a special resolution respectively:–

Ordinary Resolutions

(I) "THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 26th April 2002 be capitalised and the Directors be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in issue on 26th April 2002 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 26th April 2002 on the basis of one Bonus Share for every ten shares held by such shareholders on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank pari passu in all respects with the existing issued shares except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the year ended 31st December 2001 and further that the Directors be and they are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company."

(II) "THAT

(a) subject to paragraphs (b) and (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company (i) to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period and (ii) to purchase Shares be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders in general meeting;

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company including, without limitation, but conditional upon the passing of Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part, the Bonus Shares."

(III) "THAT conditional upon the passing of Resolution 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(II) and for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue (as enlarged by the issue of any new shares pursuant to Resolution 6(I) set out in the Notice of Annual General Meeting of which this Resolution forms part) as at the date of passing this Resolution."

Special Resolution

(IV) "THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) in Article 2, by adding the following as a new paragraph after the words "or by any other method":

"references to doing something by electronic means include transmitting it by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106)) or by other means but while in an electronic form or by publishing it on a computer network;";

(b) in Articles 18, 56, 62 and 135(A)(i)(b) respectively, by inserting the words "or by electronic means" after all references to "in writing";

(c) in Article 147, by deleting the words "in writing" and inserting "(including by electronic means)" after the words "by the Member concerned";

(d) in Article 150, by inserting "or delivered" after the words "have been served" in line 9 of the Article and inserting the following after the words "for that purpose":

", and where such notice or other document had been sent by electronic means, it shall be deemed to have been served or delivered on the day following that on which it was sent by or on behalf of the Company or, where it had been published on a computer network, on the date of its publication"; and

(e) by deleting Article 145 in its entirety and replacing it with the following:

"145 (A) Subject to paragraph (B) of this Article, a copy of either (i) the relevant financial documents or (ii) the summary financial report shall, at least 21 days before the date of the general meeting, be delivered or sent by post to the registered address of every Member in accordance with the requirements of the Companies Ordinance.

(B) Where a Member has, in accordance with the Companies Ordinance, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company's computer network as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then, subject to compliance with the publication and notification requirements of the Companies Ordinance, publication by the Company on the Company's computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the general meeting shall, in relation to each such Member, be deemed to discharge the Company's obligations under paragraph (A) of this Article.

(C) For the purposes of this Article, "relevant financial documents" and "summary financial report" shall have the meaning ascribed to them in the Companies Ordinance.""

By Order of the Board
RONALD T.H. CHAN
Executive Director & Company Secretary

Hong Kong, 14th March 2002

Notes:

1. The Directors wish to state that they have no immediate plans to repurchase any existing shares or to issue any new shares or warrants (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be deposited with the Company's Registrars, Central Registration Hong Kong Limited, at Rooms 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the time appointed for holding the meeting.

3. The register of members will be closed from Wednesday, 24th April 2002 to Friday, 26th April 2002, both days inclusive, during which period no share transfer will be effected. In order to qualify for the proposed issue of Bonus Shares and the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 23rd April 2002.

4. If approved, the dividend will be payable on Friday, 10th May 2002. Share certificates for the Bonus Shares will be despatched to shareholders on the same day.

此乃要件　請即處理

閣下對本文件各方面內容或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

股東週年大會通告
建議
派送紅股
一般性授權
發行股份及購回股份
及
修改組織章程細則

香港中華煤氣有限公司訂於2002年5月9日星期四中午舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第9頁至第13頁。無論　閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及盡快交回，最遲須於大會指定舉行時間48小時前交回。

2002年4月15日

目　錄

	2002年
買賣帶有可獲派發末期股息及紅股之股份之最後日期	4月19日星期五
交回有關過戶文件以獲派發末期股息及紅股之最後期限	4月23日星期二下午4時正
暫停辦理過戶登記	4月24日星期三
確定對末期股息及派送紅股之享有權之記錄日期	4月26日星期五
恢復辦理過戶登記	4月29日星期一
交回股東週年大會代表委任表格	5月7日星期二中午前
股東週年大會	5月9日星期四中午
寄發股息支票及紅股股票	5月10日星期五
首日買賣紅股	5月14日星期二

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2002年5月9日星期四中午舉行之本公司股東週年大會，大會通告載於本文件第9頁至第13頁
「組織章程細則」	指	不時變更的本公司組織章程細則
「紅股」	指	建議按本文所述條款發行作為紅利之股份
「派送紅股」	指	建議之紅股派送
「中央結算系統」	指	由結算公司設立及經營之中央結算及交收系統
「本公司」	指	香港中華煤氣有限公司
「董事會」	指	本公司董事會
「結算公司」	指	香港中央結算有限公司
「上市規則」	指	聯交所證券上市規則
「條例」	指	公司條例（香港法例第32章）
「記錄日期」	指	2002年4月26日，即確定可獲發末期股息及紅股之日期
「股東名冊」	指	本公司之股東名冊
「相關財務文件」	指	按照條例第129G(1)條須送交的有關本公司之文件
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25元之股份
「聯交所」	指	香港聯合交易所有限公司
「財務摘要報告」	指	遵照條例第141CF(1)條的本公司之財務摘要報告
「元」及「仙」	概指	香港幣值

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

董事：
李兆基博士（主席）*
廖烈文先生**
梁希文先生*
利漢釗博士**
林高演先生*
李國寶博士**
陳達雄先生
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*

* 非執行董事
** 獨立及非執行董事

註冊辦事處：
香港
北角渣華道363號
23樓

敬啟者：

建議派送紅股
一般性授權發行股份及購回股份及修改組織章程細則

1. 緒言

於2002年3月14日公布本公司截至2001年12月31日止年度經審核業績時，董事會建議派送紅股。建議派送紅股的細節連同有關延續給予董事會發行股份及購回股份之一般性授權之建議詳見下文。除此以外，本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮並在各股東認為適當之情況下通過決議案，以批准派送紅股、延續上述一般性授權及修改組織章程細則。

2. 派送紅股

董事會建議以本公司部分股本溢價賬撥充股本，按記錄日期名列股東名冊之股東每持有10股現有股份獲派送1股紅股之基準，以紅利方式發行入賬列作繳足股款之股份。該等紅股將由發行日期起在各方面與股份享有同等權益，惟無權享有本公司宣布或建議派發截至2001

年12月31日止年度之任何股息。零碎紅股將不會派發，而會彙集及出售，所得收益撥歸本公司所有。於2002年4月4日，即本文件付印前確定該等數字之最後實際可行日期，已發行之股份數目為5,173,505,444股。以該數字為基準，則將發行之紅股數目為517,350,544股。

3. 派送紅股之條件

派送紅股之條件為：

(a) 股東於本公司股東週年大會上批准載於股東週年大會通告第6(I)項決議案；及

(b) 聯交所上市委員會批准紅股上市及買賣。

4. 暫停辦理股份過戶登記

本公司將由2002年4月24日星期三至2002年4月26日星期五（包括首尾兩天）暫停辦理股份過戶登記，以確定股東對擬派之末期股息及獲派送紅股所應享有之權利。為確保有資格收取建議發行之紅股及末期股息，所有股份過戶文件連同有關股票，必須於2002年4月23日星期二下午4時前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

5. 買賣安排

有關紅股上市及買賣之申請，已提交聯交所上市委員會。在有關紅股在聯交所上市及買賣之申請獲批准及遵守結算公司接納股份規定之條件下，紅股將由2002年5月14日星期二或由結算公司決定之其他日期起，被結算公司接納為可以存放於中央結算系統並經該系統進行交收及結算之合資格證券。與中央結算系統有關之一切活動均須遵守不時實施之中央結算系統之一般規則及操作程序。

聯交所會員之間於任何交易日內進行之交易須於該交易日之後第二個交易日於中央結算系統結算。

紅股將以每手1,000股股份為買賣單位。預期紅股股票將於2002年5月10日星期五寄予各股東，郵誤風險概由有關股東負責。

股份並無於聯交所以外之其他證券交易所上市或買賣。本公司董事不擬向聯交所以外之其他證券交易所提交紅股上市及買賣之申請。

買賣紅股須支付香港印花稅。

6. 一般性授權發行股份及購回股份

在2001年5月3日舉行之本公司股東週年大會上，通過普通決議延續給予董事會(i)分別購回面值總額不超過本公司已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2001年5月3日之已發行股本面值總額之20%及本公司購回之任何股份之面值（最多達本公司當時已發行股本面值總額10%）總額之股份之一般性授權。

根據條例及上市規則之條款，除非在股東週年大會上重新作出上述一般性授權，否則此等授權將在大會完結時失效。載於股東週年大會通告第6(II)及6(III)項決議案將於股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

遵照上市規則之規定寄予股東之有關回購決議案之說明書載於本文件之附錄，其中盡可能載有讓股東就贊成或反對該等決議案而作出有資料根據之選擇所需之資料。

7. 修改組織章程細則

2002年1月4日，條例的某些修改生效，以准許本公司向股東及其他享有權利人士（須經其同意）分派財務摘要報告以代替相關財務文件。新規定亦准許本公司經相關收取人同意之後，於本公司電腦網絡上發表相關財務文件及／或財務摘要報告以代替分派該等文件的印刷本。

條例修改前，本公司須向每位股東分派相關財務文件印刷本及其他文件。組織章程細則第145條正反映這點。為了利用條例修改帶來的潛在成本節省，將於股東週年大會提出一項特別決議案修改組織章程細則，以准許本公司在得到相關收取人之同意下(i)分派財務摘要報告以代替相關財務文件；及(ii)於本公司電腦網絡上發表財務摘要報告及／或相關財務文件以代替分派印刷本。組織章程細則第2條之相應修改亦將於股東週年大會提出。

即使股東表決贊成特別決議案，仍可選擇收取財務摘要報告及／或相關財務文件印刷本。

另為使本公司以電子方式分派其他通告及文件，擬於股東週年大會提出修改組織章程細則第18條、第56條、第62條、第135(A)(i)(b)條、第147條及第150條之其他變更。

董事會經考慮後，認為修改組織章程細則對本公司及股東有益。需經出席股東週年大會並有至少百分之七十五擁有投票權的股東表決之特別決議案將由股東作為特別事項考慮採納。

8. 股東週年大會

建議於2002年5月9日星期四中午12時正在香港文華東方酒店雙喜廳舉行本公司股東週年大會之通告載於第9頁至第13頁。在股東週年大會上，第6(I)、6(II)及6(III)項普通決議案及第6(IV)項特別決議案將被提出，以批准派送紅股、延續購回股份之一般性授權以及延續分配、發行及以其他方式處置新增股份之一般性授權及修改組織章程細則。

隨本文件附奉股東週年大會之代表委任表格。無論　閣下能否出席該大會，務請將隨附之該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可出席股東週年大會及投票。

9. 推薦意見

董事會相信派送紅股、一般性授權購回股份及發行新股份及修改組織章程細則符合本公司及其股東之利益，因此建議　閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2002年4月15日

以下為上市規則規定就一般性授權購回股份之建議須寄予股東之說明書。說明書並構成該條例第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第6(II)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份。於2002年4月4日，即本文件付印前確定該等數字之最後實際可行日期，已發行之股份數目為5,173,505,444股。以該數字為基準，派送紅股獲批准後之股份數目為5,690,855,988股，而董事會（在派送紅股獲批准之條件下）將獲授權購回最多569,085,598股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率（與截至2001年12月31日止年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較）可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或（就董事會所知）各董事之任何聯繫人士（定義見上市規則）現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照上市規則及香港法律，根據一般性授權行使本公司購回股份之權力。

(vii) 於2002年4月4日(本文件付印前之最後實際可行日期),主席李兆基博士個人實益擁有2,932,886股股份(佔已發行股份總數之0.06%)。此外,1,960,925,256股股份(佔已發行股份總數之37.90%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及恒基兆業發展有限公司(「恒基發展」)若干附屬公司實益擁有。恒基兆業地產有限公司為恒基兆業之附屬公司,並實益擁有恒基發展已發行股份超過50%。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人,實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。因此,根據香港公司收購及合併守則第26條,行使該項授權可能導致須向股東作出全面收購建議。

(viii) 在本文件付印日期前6個月內,本公司在聯交所購回之股份詳情如下:

購回日期	購回股份數目	每股價格 最高 (元)	每股價格 最低 (元)
2001年10月18日	1,100,000	9.65	9.55
2001年10月22日	1,050,000	9.65	9.55
2001年10月23日	673,000	9.70	9.65
2001年10月24日	1,227,000	9.70	9.65
2001年10月26日	1,603,000	9.70	9.55
2001年10月29日	3,473,000	9.60	9.50
2001年10月30日	860,000	9.70	9.55
2001年10月31日	433,000	9.70	9.65
2001年11月1日	541,000	9.70	9.65
2001年11月2日	1,843,000	9.70	9.60
2001年11月5日	1,184,000	9.70	9.60
2001年11月6日	2,339,000	9.70	9.60
2001年11月7日	1,620,000	9.60	9.55
2001年11月8日	1,833,000	9.70	9.60
2001年11月9日	1,467,000	9.70	9.60
2001年11月12日	2,320,000	9.65	9.60
2001年11月13日	1,000,000	9.70	9.65
2001年11月14日	1,300,000	9.70	9.65
2001年11月15日	1,200,000	9.70	9.60
2001年11月16日	1,200,000	9.60	9.55
2001年11月19日	1,155,000	9.60	9.55
2001年11月20日	1,000,000	9.55	9.50
2001年11月21日	800,000	9.50	9.35
2001年11月22日	500,000	9.55	9.45
2001年11月23日	700,000	9.50	9.40

購回日期	購回股份數目	每股價格 最高 (元)	最低 (元)
2001年11月26日	800,000	9.45	9.35
2001年11月27日	500,000	9.35	9.30
2001年11月28日	500,000	9.45	9.35
2001年11月29日	500,000	9.55	9.45
2001年11月30日	1,100,000	9.65	9.50
2001年12月3日	2,273,000	9.70	9.55
2001年12月4日	2,000,000	9.70	9.60
2001年12月5日	2,254,000	9.65	9.60
2001年12月6日	3,510,000	9.50	9.40
2001年12月7日	1,719,000	9.55	9.45
2001年12月10日	2,031,000	9.60	9.50
2001年12月11日	1,910,000	9.60	9.55
2001年12月12日	2,000,000	9.55	9.45
2001年12月13日	2,000,000	9.55	9.55
2001年12月14日	2,000,000	9.60	9.55
2001年12月17日	2,500,000	9.65	9.55
2001年12月18日	2,088,000	9.65	9.45
2001年12月19日	1,852,000	9.60	9.55
2001年12月20日	3,000,000	9.65	9.55
2001年12月21日	2,040,000	9.60	9.50
2001年12月24日	2,000,000	9.65	9.55
2001年12月27日	1,919,000	9.65	9.55
2001年12月28日	2,000,000	9.65	9.60
2001年12月31日	1,275,000	9.65	9.55
2002年1月2日	1,000,000	9.60	9.55
2002年1月3日	920,000	9.60	9.55
2002年1月4日	1,000,000	9.65	9.60
2002年1月7日	3,142,000	9.65	9.55
2002年1月8日	2,090,000	9.55	9.50
2002年1月9日	2,920,000	9.60	9.50
2002年1月10日	1,890,000	9.60	9.50
2002年1月11日	1,412,000	9.65	9.55
2002年1月14日	1,143,000	9.65	9.65
2002年1月15日	1,651,000	9.65	9.60
2002年1月16日	638,000	9.65	9.65
2002年1月17日	1,484,000	9.65	9.60
2002年1月18日	1,150,000	9.60	9.60
2002年1月21日	400,000	9.65	9.65
2002年1月22日	128,000	9.65	9.65
2002年1月23日	800,000	9.65	9.65
2002年1月24日	6,000,000	9.65	9.65
2002年1月25日	1,000,000	9.70	9.70
2002年2月4日	1,000,000	9.70	9.70
2002年2月5日	451,000	9.70	9.70

除上述外，本公司在本文件付印日期前6個月內並無購回股份。

(ix) 本公司之「關連人士」，即本公司的董事、行政總裁或主要股東，或任何該等人士的聯繫人（定義見上市規則）概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

(x) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 （元）	最低 （元）
2001年4月	10.409A	9.000
2001年5月	9.800	9.100
2001年6月	10.100	9.000
2001年7月	9.900	9.300
2001年8月	9.950	9.500
2001年9月	9.900	9.000
2001年10月	9.900	9.450
2001年11月	9.850	9.250
2001年12月	9.800	9.400
2002年1月	9.950	9.450
2002年2月	11.150	9.700
2002年3月	11.350	10.650
2002年4月（截至4月4日#）	10.850	10.450

A 於2001年4月12日因10送1紅股除淨而作出調整

即本文件付印前之最後實際可行日期

（如中文譯本之文義與英文原本有歧異時，應以英文原本為準）

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

敬啟者：本公司訂於2002年5月9日星期四中午12時正假座香港文華東方酒店雙喜廳舉行股東週年大會，議程如下：

1. 省覽截至2001年12月31日止年度年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重行委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師，並授權董事會釐訂其酬金。

5. 通過每名董事袍金每年為港幣13萬元，主席則另加港幣13萬元。

6. 視為特別事項處理，考慮採納下列決議案，如認為適當，即分別為普通決議及特別決議：－

普通決議

(I) 「**動議**：在獲得香港聯合交易所有限公司上市委員會（「上市委員會」）批准根據本決議案而發行之本公司股本中每股面值港幣0.25元之新股份（「紅股」）上市及買賣後，按照董事會之建議，將一筆記入本公司股份溢價賬且相等於本公司在2002年4月26日之已發行股本面值總額之十分之一之款項撥作資本，並授權董事會將該筆款項用作繳足本公司股本中數目相等於2002年4月26日已發行之股份數目之十分之一之紅股之面值。上述紅股將入賬列為繳足股份及分派予於2002年4月26日名列於本公司股東名冊之人士，比例為當日每持十股股份獲派一股紅股。根據本決議案而配發及發行之紅股將與現有之已發行股份在各方面均享有同樣權益，惟不會獲派本公司就截至2001年12月31日止年度宣派或建議派付之任何股息。此外，並授權董事會出售任何因上述分派而出現之零碎紅股及將所得之淨收益撥歸本公司所有。」

(II) 「**動議**：

(a) 在下文(b)及(c)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司(i)配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證及(ii)購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額（經根據本股東週年大會通告第6項第(I)段之決議案發行新股所擴大者）之10%，而上述之批准應以此為限；

(c) 除了在供股的情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論其為依據認股權所配發與否）之股本面值總額不得超過本公司於通過本決議案當日之已發行股本面值總額（經根據本股東週年大會通告第6項第(I)段之決議案發行新股所擴大者）之20%；及

(d) 就本決議案而言：－

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或公司章程規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時之持股比例供股（惟本公司董事會有權就零數股份或根據任何本港以外地區之法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他董事會認為必須或適當之安排）；及

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券，此包括但不限於在本股東週年大會通告第6項第(I)段之動議獲得通過之條件下發行之紅股。」

(III) 「**動議**：在本股東週年大會通告第6項第(II)段之動議獲得通過之條件下，擴大根據上文第6項第(II)段之決議案授予本公司董事會現已生效由董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第6項第(II)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額（經根據本股東週年大會通告第6項第(I)段之決議案發行新股所擴大者）之10%。」

特別決議

(IV) 「**動議**：本公司的組織章程細則修改如下：

(a) 在第2條提及「或以任何其他方法」詞語之後加入新的段落如下：

「以電子方式做某事是指包括以電訊系統（於「電訊條例（第106章）含義之內）的方式或以其他方式但以電子形式或用電腦網絡出版的方式將其發送。」；

(b) 分別在第18條、第56條、第62條和第135(A)(i)(b)條所有提及「以書面」詞語之後加入「抑或以電子方式」；

(c) 在第147條刪除「書面」一詞，在「有關成員」詞語之後加入「（包括以電子方式）」；

(d) 在第150條該條第9行「已經送達」之後加入「或交付」並「就該目的而言」之後加入句子如下：

「，及當該等通知或其他文件用電子方式發出，將被視為由本公司或代表本公司在發出之日的第二日已經送達或交付，或如其在電腦網絡出版的，則於其出版之日已經送達或交付」；及

(e) 刪除本公司的組織章程細則第145條並以如下條文代替：

「145 (A) 除(B)段另有規定外，本公司將按照公司條例，至少於股東大會舉行日期二十一天前，把(i)有關財務文件或(ii)財務摘要報告副本送達或寄至每名股東的登記地址。

(B) 如股東按照公司條例同意本公司在電腦網絡上發表有關財務文件及／或財務摘要報告將被視為解除本公司根據公司條例送達有關財務文件及／或財務摘要報告的責任，則就每一位股東而言，本公司按照公司條例之發表及通告規定，至少在股東大會舉行日期二十一天前在本公司的電腦網絡上發表有關財務文件及／或財務摘要報告將被視為解除本公司在(A)段下的責任。

(C) 就本條文而言，「有關財務文件」及「財務摘要報告」指公司條例所定義者。」」

承董事會命
執行董事及公司秘書
陳達雄 謹啟

香港，2002年3月14日

附註：

1. 董事會表示，董事會目前並無意購回任何現有股份或發行任何新股或認股權證（除發行紅股外）。

2. 凡有權出席年會及投票之股東，均可委派一位或多位代表出席會議及代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件（如有）或經公證人簽署證明之有關授權書或授權文件副本，最遲須於年會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，方屬有效。

3. 本公司股票由2002年4月24日星期三至同年4月26日星期五為止，首尾兩天在內，暫停辦理股份過戶登記。為確保有資格收取建議發行之紅股及末期股息，所有股份過戶文件連同有關股票，必須於2002年4月23日星期二下午4時前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓。

4. 如股東大會通過，股息將於2002年5月10日星期五派發。紅股之股票將於同日寄發予各股東。

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PROXY FORM (ANNUAL GENERAL MEETING – 9TH MAY 2002)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint *LEE SHAU KEE, or failing him, *COLIN LAM KO YIN, or failing him, *LEUNG HAY MAN, or failing him, *LEE KA KIT (all of whom are Directors of the Company),

OR ____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 9th May 2002 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the year ended 31st December 2001 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Dr. Lee Shau Kee as Director		
3(II).	To re-elect Mr. Liu Lit Man as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5.	To approve each Director's fee and the additional fee for the Chairman		
6(I).	To approve the issue of bonus shares		
6(II).	To approve the general mandates to the Directors for the issue of shares and repurchase of shares		
6(III).	To authorise the Board of Directors to allot, issue or otherwise deal with additional shares equal to the number of shares repurchased under Resolution 6(II)		
6(IV).	To amend the Company's Articles of Association, (a) to permit members to receive summary financial reports in place of annual report and accounts and rely on versions of summary financial report and/or full annual report and accounts published on the Company's computer network in place of a printed copy of either of those documents; and (b) to allow the Company to send notices and documents by electronic means.		

FULL NAME(S)
OF SHAREHOLDER(S) ______________________ (ENGLISH) ______________ (CHINESE)

ADDRESS ____

SIGNATURE(S) ______________________ DATED THIS ______ DAY OF ____________ 2002

Notes:

1. Please indicate with an "✓" in the spaces beside each resolution how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.
2. If there are joint holders of any share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.
4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's Registrars, Central Registration Hong Kong Limited, at Rooms 1901-5 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
5. A proxy need not be a member of the Company.
6. Even if members vote in favour of Resolution 6(IV), they will still be able to elect to receive printed copies of summary financial reports with, or in lieu of, annual reports and accounts.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*

香港中華煤氣有限公司

（根據公司條例在香港註冊成立）

（2002年5月9日舉行之股東週年大會）
代表委任表格

本人／吾等為香港中華煤氣有限公司（「本公司」）之股東，並有權在下述之會議中投票，茲委任*李兆基，如其未能出任，或*林高演，如其未能出任，或*梁希文，如其未能出任，或*李家傑（彼等皆為本公司之董事），

或 ______________________________

（請填寫擬委任為代表人士之姓名及地址）

為本人／吾等之代表，代表本人／吾等出席於2002年5月9日舉行之股東週年大會及其任何續會，及就下列載於股東週年大會通告之決議案，按以下指示或倘若未有給予指示，則按本人／吾等之代表認為適當之做法投票表決：

	決議案	贊成	反對
1.	省覽截至2001年12月31日止年度之年結及董事會及核數師報告		
2.	宣布分派末期股息		
3(I).	重新選舉李兆基博士為董事		
3(II).	重新選舉廖烈文先生為董事		
4.	重行委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐訂其酬金		
5.	通過董事袍金及主席之額外袍金		
6(I).	通過派送紅股		
6(II).	通過授予董事會一般權力，以發行或購回本公司之股份		
6(III).	授權董事會配發、發行或以其他方式處置相等於根據第6(II)項決議案授權而購回之股份數目之額外股份		
6(IV).	修改本公司的組織章程細則，(a)以准許股東收取財務摘要報告，代替收取年報及賬目；以及可依賴本公司在網上發表的該等文件的網上版，代替收取該等文件的印刷版；及(b)以允許本公司以電子方式分派通告及文件。		

股東姓名 ______________________________（英文） ______________________________（中文）

地址 ______________________________

簽名 ______________________________ 日期：2002年 __________ 月 __________ 日

附註：

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時　閣下希望代表如何代　閣下投票。倘若　閣下未有表明代表應如何投票時，則代表可自行決定投票贊成或反對或放棄投票。

2. 如屬聯名股東，則只需其中一位聯名股東簽署，任何一位聯名股東可親自或委任代表出席會議進行投票，猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時，則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言，在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。

3. 若股東為一法人，則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。

4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件（如有）或經公證人簽署證明之有關授權文件之副本，最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心19樓1901-5室，方屬有效。

5. 代表毋須為本公司之股東。

6. 即使股東表決贊成第6(IV)項特別決議案，仍可選擇收取財務摘要報告及／或年報及賬目印刷本。

* 若　閣下擬委任董事以外之其他人士為其代表，則請將上述董事姓名刪去。代表委任書之每項更正，均須由簽署人加簽確認。

The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
Website: www.towngas.com